   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 1996

                                                REGISTRATION NO. 333-05213
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                            AMENDMENT NO. 1 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                               AZTAR CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
               DELAWARE                              86-0636534
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)

          2390 EAST CAMELBACK ROAD, SUITE 400, PHOENIX, ARIZONA 85016
                                (602) 381-4100
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                               ROBERT M. HADDOCK
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
          2390 EAST CAMELBACK ROAD, SUITE 400, PHOENIX, ARIZONA 85016
                                (602) 381-4100
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                  COPIES TO:
            DAVID FOX, ESQ.                    ALLAN G. SPERLING, ESQ.
       NICHOLAS P. SAGGESE, ESQ.         CLEARY, GOTTLIEB, STEEN & HAMILTON
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM             ONE LIBERTY PLAZA
  300 SOUTH GRAND AVENUE, SUITE 3400          NEW YORK, NEW YORK 10006
     LOS ANGELES, CALIFORNIA 90071                 (212) 225-2000
            (213) 687-5000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                                           ------------
  If this Form is a post-effective amendment filed pursuant to Rule 426(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                          -------------
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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- -------------------------------------------------------------------------------

                                                       PROPOSED
                         AMOUNT TO      PROPOSED       MAXIMUM
                             BE         MAXIMUM       AGGREGATE     AMOUNT OF
 TITLE OF SHARES TO BE   REGISTERED  OFFERING PRICE OFFERING PRICE REGISTRATION
      REGISTERED             (1)      PER SHARE (2)       (2)          FEE
- -------------------------------------------------------------------------------
Common Stock, $.01 par
 value per share
 (includes Preferred
 Share Purchase
 Rights)..............   6,900,000      $11.875      $81,937,500   $28,255 (3)

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) Includes 900,000 shares to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3) Previously paid.
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                               JULY 1, 1996
PROSPECTUS

6,000,000 SHARES

                                                [LOGO OF AZTAR CORPORATION]

AZTAR CORPORATION

COMMON STOCK
($.01 PAR VALUE)

All of the shares of Common Stock offered hereby are being sold by Aztar Corporation ("Aztar" or the "Company").

The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the trading symbol "AZR." On June 28, 1996, the last reported sale price of the Common Stock as reported on the New York Stock Exchange was $11.50 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NONE OF THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE NEW JERSEY CASINO CONTROL COMMISSION, THE MISSOURI GAMING COMMISSION NOR THE INDIANA GAMING COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

- --------------------------------------------------------------------------------

                                            PRICE TO   UNDERWRITING PROCEEDS TO
                                            PUBLIC     DISCOUNT     COMPANY (1)
Per Share.................................. $           $           $
Total (2).................................. $           $           $

- --------------------------------------------------------------------------------
(1) Before deducting expenses payable by the Company estimated to be $      .
(2) The Company has granted to the Underwriters a 30-day option to purchase up to 900,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $      , $       and
    $      , respectively. See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about
           , 1996.
SALOMON BROTHERS INC
       DONALDSON, LUFKIN & JENRETTE
          SECURITIES CORPORATION
                                   MONTGOMERY SECURITIES

                                                  DEAN WITTER REYNOLDS INC.

The date of this Prospectus is            , 1996.

Aztar prospectus inside front cover

Tropicana Casino and Resort (Atlantic City, New Jersey): caption

As a result of a recently completed major expansion and upgrade, Tropicana Casino and Resort, formerly TropWorld, has become the largest hotel in Atlantic City and New Jersey, with 1,624 guest rooms, including more than 300 suites, in an upscale resort atmosphere. The property offers 110,000 square feet of casino space with 3,240 slot machines and 154 table games, a new baccarat lounge and a new Asian games room catering to high-end casino clientele, and a large new poker room.

Other key features include a 1,700-seat theatrical showroom that regularly features headliner entertainment; 80,000 square feet of meeting, convention and banquet space; parking for 2,700 vehicles; and extensive resort amenities including gourmet and medium-priced restaurants; indoor and outdoor swimming pools, tennis courts, a health and fitness club, and 220 yards of ocean beachfront along the Boardwalk.

Tropicana Casino and Resort (Las Vegas, Nevada): caption

Aztar is evaluating proposals for a major redevelopment of the Tropicana Resort and Casino (in photo at left and in left foreground of aerial photo below). The Tropicana is located on the rapidly expanding "New Four Corners" of the Las Vegas Strip, bordered by (photo below, clockwise from left): Luxor, Excalibur, New York - New York, Monte Carlo and MGM Grand.

Casino Aztar (Evansville, Indiana): caption

Permanent facilities at Aztar's riverboat casino in Evansville, Indiana, including a large passenger ticketing and entertainment pavilion, a 250-room hotel and a 1,600-vehicle garage, are scheduled for completion by December 1996. (artist's rendering shown above)

Casino Aztar Evansville has operated since December 1995 utilizing temporary boarding facilities while construction of permanent facilities is completed. (site shown, right)

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                               ----------------
                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Judiciary Plaza, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048 and inspected and copied or obtained by mail at prescribed rates from the public reference facilities maintained by the Commission at its principal offices: Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company.

  The Company's Common Stock is listed on the New York Stock Exchange. The Company's reports, proxy statements and other information can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the Common Stock described in this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the registration statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge or copied in whole or in part at prescribed rates at the Commission's principal offices set forth above.
                               ----------------
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus: (a) Annual Report on Form 10-K for the fiscal year ended December 28, 1995, as amended by the Form 10-K/A filed June 5, 1996, and (b) Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 1996. All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the filing date of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

  The Company will provide a copy of the documents incorporated by reference herein (other than exhibits to such documents) without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request by such person. Requests should be addressed to: Aztar Corporation, 2390 East Camelback Road, Suite 400, Phoenix, Arizona 85016,
Attention: Corporate Communications Office, telephone (602) 381-4111.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements (including notes thereto) appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context indicates otherwise, references in this Prospectus to the "Company" or to "Aztar" are to Aztar Corporation and its consolidated subsidiaries. This Prospectus contains forward-looking information that involves risks and uncertainties, and such information is subject to the assumptions set forth in connection therewith and the information contained or incorporated by reference herein.

                                  THE COMPANY

  Aztar is a leading multi-jurisdictional gaming company whose properties include Tropicana Casino and Resort in Atlantic City, New Jersey (which had been known as "TropWorld Casino and Entertainment Resort" and was renamed in July 1996 in connection with the grand opening of its expansion and renovation); Tropicana Resort and Casino in Las Vegas, Nevada; Ramada Express Hotel and Casino in Laughlin, Nevada; the Casino Aztar riverboat in Evansville, Indiana; and the Casino Aztar riverboat in Caruthersville, Missouri. In total, giving effect to the Atlantic City Tropicana expansion, the Company operates approximately 258,000 square feet of casino space with 8,236 slot machines and 342 table games, along with more than 5,000 hotel rooms. The Company's properties collectively have more than 180,000 square feet of meeting space, large entertainment facilities and more than 40 restaurants and lounges. For the 12 months ended March 28, 1996, the Company's consolidated revenues totaled $617.5 million and total assets at period end were $1.0 billion.

BUSINESS STRATEGY: DEVELOPMENT AND OPERATIONS

The key elements of the Company's development strategy are:

 .   Redevelop the Las Vegas Tropicana. The Company believes that its Las Vegas
    Tropicana casino resort, which enjoys a premier location at the "New Four Corners" area of the Las Vegas Strip, presents a unique opportunity for a major redevelopment.

 .   Complete Development of the Atlantic City Tropicana. The Company is
    finishing a major expansion and upgrade of the Atlantic City Tropicana, including 604 additional hotel rooms and major enhancements to the casino and food and beverage facilities.

 .   Complete Development of Evansville Casino Project. The Company's riverboat casino in Evansville, Indiana opened with temporary facilities in December 1995, and its permanent land-based facilities are scheduled to be completed by the end of 1996. Using its temporary facilities, the property generated revenue of $25.9 million and operating cash flow of $9.3 million in its first full fiscal quarter of operations.

The key elements of the Company's operations strategy are:

 .   Expand Table Games Segment. The Company is increasing its emphasis on the table games segment at its two resort properties, Tropicana Atlantic City and Tropicana Las Vegas. The Company has recently added an experienced operating team with particular expertise in developing and marketing the table games segment. This team is overseeing significant casino enhancements and new marketing initiatives at both of the resort properties. The completion of the Tropicana Atlantic City tower provides the Company with the additional capacity needed to better execute this strategy.

 .   Capitalize on the "Tropicana" Name. The Company is using the Fourth of July
    1996 weekend grand opening celebration of its new facilities in Atlantic City as an opportunity to rename TropWorld "Tropicana Casino and Resort". The Company believes the "Tropicana" name is one of the most highly recognized names in the gaming industry and has long been associated with the glamour and excitement of gaming entertainment. This brand name will be promoted to emphasize the identity and appeal of the Company's two resort properties.

 .   Maintain Preeminence in Slot Segment. The Company believes it holds a leading market position in the slot machine segment, which it intends to maintain and enhance through the use of its database marketing system and its ability to provide a high-quality experience to its loyal base of premium slot players.

Tropicana Atlantic City

  Tropicana Casino and Resort ("Tropicana Atlantic City" or "Atlantic City Tropicana") encompasses approximately 10 acres and has ocean beach frontage of 220 yards along the Boardwalk in Atlantic City. Giving effect to the expansion described below, the approximately 110,000-square-foot casino of Tropicana Atlantic City contains 3,240 slot machines and 154 table games, a baccarat lounge, a poker room and keno. The Tropicana Atlantic City complex contains 1,624 hotel rooms, making it the largest hotel in New Jersey, as well as approximately 80,000 square feet of meeting, convention and banquet space, hosting an average of approximately 180 meetings a year. The facility also includes parking for 2,700 vehicles and a 1,700-seat theatrical showroom which regularly presents headliner entertainment. Other amenities include two gourmet restaurants, several medium-priced restaurants, indoor and outdoor swimming pools, tennis courts, a health and fitness club and a jogging track.

  Tropicana Atlantic City is nearing completion of a $75 million expansion and renovation designed to attract more high-end players as well as to capitalize on recent and anticipated growth of Atlantic City resulting from the new Atlantic City Convention Center, airport expansion and other market enhancements. The new 604-room hotel tower, which opened in late April 1996, will include a concierge floor of six large penthouse suites to attract high-end players. Concurrent modifications being made to the existing facilities include the construction of a new hotel lobby, refurbishment of all existing hotel rooms and extensive improvements to the casino. Renovations to the casino include the development of a new entrance designed to improve traffic circulation throughout the casino, the addition of 295 slot machines, the upgrade of 620 slot machines, and the introduction of a new baccarat room and a new Asian games room. To cater to high-end players, the new baccarat room will be among the most attractive baccarat facilities in Atlantic City, with private dining areas, as well as private access from a new table player lounge and VIP entry. The new games room will cater to the Asian gaming community by offering pai gow, tile games and mini-baccarat.

  Atlantic City is, after Las Vegas, the second largest gaming destination in the United States. More than 58 million people (approximately 23.5% of the United States population) live within 300 miles of Atlantic City, and more than
17.8 million people live within 100 miles. The Atlantic City gaming market has demonstrated continued growth despite the proliferation of new gaming venues across the country. The 12 hotel casinos in Atlantic City generated approximately $3.7 billion in gaming revenues in 1995, a 9.3% increase over 1994. Major infrastructure improvements underway in Atlantic City include, among other projects, new housing and retail development, the $125 million upgrade and expansion of the Atlantic City International Airport and the $254 million convention center having the largest exhibition space between New York and Washington, D.C. There are also plans for the expansion of existing gaming capacity in Atlantic City, as well as the development of new gaming projects. Several major casino operators have announced plans to develop projects in the Marina and Boardwalk areas, in addition to casino operators having already expanded or planning to expand their existing facilities.

Tropicana Las Vegas

  Tropicana Resort and Casino ("Tropicana Las Vegas" or "Las Vegas Tropicana") is located on a 34-acre site at the intersection of Las Vegas Boulevard (the famed Strip) and Tropicana Avenue (known as the "New Four Corners") in Las Vegas, Nevada. Tropicana Las Vegas, which has a tropical island theme and is promoted as "The Island of Las Vegas," boasts one of the world's largest indoor/outdoor swimming pools, as well as a five-acre water park and tropical garden. Both interior and exterior areas feature exhibits of live tropical birds, animals and fish. The casino occupies approximately 50,000 square feet and contains 1,614 slot machines and 55 table games. The hotel has 1,900 rooms and suites as well as approximately 100,000 square feet of convention and exhibit space, plus an array of fine restaurants and extensive parking. Tropicana Las Vegas is home for the Folies Bergere, the longest-running production show in Las Vegas.

  The Company is in the process of evaluating proposals for a major redevelopment of Tropicana Las Vegas. The Company believes redevelopment of this property presents a unique opportunity, given the outstanding location of Tropicana Las Vegas at the New Four Corners. With its proximity to McCarran International Airport, this intersection has become the gateway to the Strip and its casino entertainment resorts. New mega-resorts have been or are being constructed on each of the other three corners of this intersection, and all four sites are connected by elevated walkways. The goal of management is to capitalize on the "Tropicana" name and the "island get-away" theme while creating a premier destination resort in the heart of Las Vegas. Management currently anticipates selecting a development plan in 1996, commencing construction in 1997 and opening the new facility in late 1998 or early 1999.

  The Tropicana Las Vegas site and facility are leased by the Company from an unconsolidated partnership in which the Company has a 50% interest. The Company is exploring alternatives for amending or restructuring the arrangement with its partners. Any development plans that the Company pursues for the Las Vegas Tropicana will be conditioned upon a satisfactory amendment or restructuring of the arrangement, as well as other conditions typically associated with the development of a major casino resort.

  Las Vegas is one of the largest and fastest growing entertainment markets in the country. The number of visitors traveling to Las Vegas has increased from
15.2 million in 1986 to more than 29 million in 1995, a compound annual growth rate of 7.5%, according to the Las Vegas Convention & Visitors Authority (the "LVCVA"). Las Vegas Strip gaming revenues have increased at a compound annual growth rate of 9.5%, from $1.4 billion in 1986 to $3.6 billion in 1995. The Company believes the growth in the Las Vegas market has been driven by the development in recent years of large themed destination resorts and the increased capacity of McCarran International Airport. Las Vegas was the largest convention market in the country in 1995, according to the LVCVA.

Ramada Express

  Ramada Express Hotel and Casino ("Ramada Express") is located on approximately 28 acres in Laughlin, Nevada, which is situated on the Colorado River at Nevada's southern tip. The facility contains approximately 50,000 square feet of casino space (with 1,670 slot machines and 36 table games), 1,500 hotel rooms and several restaurants and lounges. The property features a Victorian era railroad theme, which includes a train that carries guests between parking areas and the casino hotel.

  Ramada Express has established a strong reputation for friendly service and an outstanding casino experience, and has consistently had a strong share of the Laughlin market, with its casino win growing from 7.0% of the market in 1991 to 11.7% of the market in 1995. In addition, a major manufacturers' outlet mall, scheduled to open in July 1996, is being built near the Ramada Express. With almost 260,000 square feet in its initial phase, the mall will feature 50 stores, including Polo(R), Guess(R) and Reebok(R) outlets.

Casino Aztar Evansville

  Casino Aztar Evansville, the first casino gaming facility to open in Indiana, operates on the Ohio River in Evansville, Indiana. The casino riverboat is certified to carry 2,700 passengers and a crew of 300. The facility contains approximately 37,250 square feet of casino space with 1,267 slot machines and 70 table games. The casino opened in December 1995 with temporary facilities, including an approximately 13,000-square-foot pavilion and surface parking. During its first full quarter of operations, Casino Aztar Evansville produced an operating margin of 35.9%. These results were achieved despite severe weather conditions and land-based amenities being limited to a temporary boarding facility. Permanent facilities will include an approximately 44,000-square-foot passenger boarding facility, a 250-room hotel and a 1,600-vehicle parking garage which are scheduled for completion by December 1996. The pavilion will include three restaurants, a lounge and picturesque ticketing and pre-boarding spaces.

  Approximately 650,000 persons live within 50 miles of Casino Aztar Evansville, and more than 3 million persons live within 120 miles, including the metropolitan Louisville, Kentucky area. The Company intends to draw on its database marketing system to expand mid-level slot and table games play. The Company believes that Casino Aztar Evansville is well placed to further solidify its position in the regional market prior to additional competition emerging on the Ohio River. Direct competition nearer to the Louisville market is not expected until early- to mid-1997.

Casino Aztar Caruthersville

  Casino Aztar Caruthersville operates on a 37-acre site on the Mississippi River in Caruthersville, Missouri near Interstates 55 and 155. The casino riverboat has a capacity of 800 passengers plus crew and contains approximately 10,400 square feet of casino space with 445 slot machines and 27 table games. A passenger pavilion provides ticketing and pre-boarding facilities, including a restaurant, a sports lounge, a snack bar and other amenities. Other main elements are a barge at river's edge for passenger boarding and disembarking, and parking for more than 1,000 vehicles, including recreational vehicles. Casino Aztar Caruthersville opened in April 1995 with limited dockside facilities for embarking and disembarking guests. The permanent pavilion opened in July 1995.

  Approximately 634,000 persons live within 60 miles of Casino Aztar Caruthersville in a relatively rural region whose population is widely dispersed and has proven difficult to attract. Approximately 2.2 million people live within 100 miles of Casino Aztar Caruthersville. Despite its position in a dispersed rural market, the Aztar property has been slowly increasing revenue, primarily as a result of a revised marketing plan.

SENIOR MANAGEMENT

  The Company's experienced team of casino executives was strengthened in 1995 by the addition of key personnel and the establishment of a Resort Operations Division in late 1995 to focus on revenue growth, especially in the table games segment. To head the division, the Company hired Dennis C. Gomes, formerly president and chief operating officer of the Trump Taj Mahal in Atlantic City. The casino properties in both the Atlantic City and Las Vegas markets at which Mr. Gomes has been a member of senior management have had an outstanding record of increasing revenues and cash flows during his tenure.

EXPANSION INTO NEW MARKETS

  In addition to further development of its existing casino properties, the Company believes it is well-positioned to expand its operations should additional states and local jurisdictions adopt casino gaming. The Company has successfully obtained licenses in Indiana and Missouri, each a new market in which there was vigorous competition for a limited number of sites. The Company has an option to purchase approximately 21 acres of land on the Delaware River in the Philadelphia, Pennsylvania metropolitan area for development in the event casino gaming is adopted. The Company has been selected by the City of Newport News, Virginia to develop and operate a casino facility in the event casino gaming is adopted. The Company also has an option to purchase land in Black Hawk, Colorado, where casino gaming is permitted, and is currently assessing the prospects for the development of a casino. The Company's plans for development and acquisition of additional gaming ventures are speculative, and any decisions whether to proceed will be dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations, many of which are beyond the Company's control.

                                ----------------

  The Company's principal executive offices are located at 2390 East Camelback Road, Suite 400, Phoenix, Arizona 85016, and its telephone number is (602) 381-4100.

                                  THE OFFERING

Common Stock Offered by the
 Company........................... 6,000,000(1)
Common Stock Outstanding
 Immediately After the Offering.... 44,352,798(1)(2)
Use of Proceeds.................... General corporate purposes, including ongoing and potential development of casino
                                    and hotel facilities. Pending specific
                                    application, the Company will use the net
                                    proceeds to reduce amounts outstanding (and
                                    permitted to be reborrowed, subject to the
                                    conditions contained therein) under its
                                    reducing revolving credit facility. See
                                    "Use of Proceeds."
New York Stock Exchange Symbol..... AZR

- --------
(1) Excludes 900,000 shares of Common Stock to be issued if the over-allotment option is exercised in full.

(2) Excludes 3,540,000 shares subject to options outstanding under the Company's stock option plans, an additional 1,075,000 shares reserved for future grants thereunder, 973,000 shares reserved for conversion of the Company's Series B ESOP Convertible Preferred Stock and 387,000 treasury shares issuable when claimed by shareholders of a predecessor of the Company, in each case as of March 28, 1996.

                                  RISK FACTORS

  Prospective purchasers of the securities offered hereby should carefully read the specific factors set forth under "Risk Factors" as well as the other information set forth in this Prospectus or incorporated herein by reference.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth summary historical consolidated financial and operating data of the Company and its subsidiaries. The summary historical financial operating and balance sheet data as of and for each of the five fiscal years in the period ended December 28, 1995 were derived from the audited consolidated financial statements of the Company and its subsidiaries. The summary historical financial data of the Company and its subsidiaries as of March 28, 1996 and for the quarter then ended and as of March 30, 1995 and for the quarter then ended are unaudited, but, in the opinion of management, all adjustments necessary to present fairly the financial data for such periods have been made, none of which were other than normal accruals. The results for the interim periods are not necessarily indicative of the results of the full fiscal year. For additional information, see the consolidated financial statements of the Company and its subsidiaries appearing elsewhere in this Prospectus. The summary historical financial data should also be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                             QUARTER ENDED                       YEAR ENDED
                          --------------------  ------------------------------------------------
                          MARCH 28,  MARCH 30,
                            1996       1995       1995      1994      1993      1992      1991
                          ---------  ---------  --------  --------  --------  --------  --------
                                  (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $180,206   $135,568   $572,869  $541,440  $518,762  $512,045  $481,285
Operating income (a)....    15,613     15,763     42,701    69,407    37,419    32,609    13,654
Net interest income (ex-
 pense) (a).............   (13,053)   (11,391)   (47,801)  (46,572)  (21,191)   (2,477)   (5,856)
Income (loss) from
 continuing operations
 before extraordinary
 items and cumulative
 effect of accounting
 change.................       769      1,960     (4,994)   16,804    11,382    16,378     2,708
Net income (loss)(b)....       769      1,960     (4,994)   14,096    11,382    19,805     6,498
Income (loss) from con-
 tinuing operations be-
 fore extraordinary
 items and cumulative
 effect of accounting
 change:
 Earnings per common and
  common equivalent
  share.................       .02        .05       (.14)      .42       .28       .41       .05
 Earnings per common
  share assuming full
  dilution..............       .02        .05       *          .41       .27       .40       .05
Weighted average common
 shares applicable to:
 Earnings per common and
  common equivalent
  share.................    39,235     38,605     39,026    38,196    38,367    38,212    38,782
 Earnings per common
  share assuming full
  dilution..............    40,255     39,782       *       39,224    39,429    39,311    39,939
OTHER DATA(c):
Number of hotel rooms...     4,428      4,428      4,428     4,426     4,427     3,334     3,332
Average daily occupancy
 rate...................      90.2%      87.5%      87.4%     87.2%     85.5%     84.2%     82.8%
Casino square footage...   239,841    187,191    239,841   187,118   187,191   165,774   165,774
Number of slot machines.     7,946      6,026      8,081     6,033     5,835     5,033     4,697
Number of table games...       291        192        290       193       180       184       233

                                                             AT MARCH 28, 1996
                                                           ---------------------
                                                                         AS
                                                            ACTUAL   ADJUSTED(d)
                                                           --------- -----------
BALANCE SHEET DATA:
Cash and cash equivalents................................. $  32,343  $  32,343
Total assets.............................................. 1,037,470  1,037,470
Long-term debt (net of current maturities)................   519,833    455,203
Series B ESOP convertible preferred stock.................     5,646      5,646
Shareholders' equity......................................   360,806    425,436

- -------
*Anti-dilutive
(a) See "Note 14. Acquisition" of the Notes to Consolidated Financial Statements on page F-20.
(b) The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109") in 1992 and elected not to restate prior year financial statements. The effect from prior years of adopting SFAS 109 as of the beginning of fiscal 1992 was a net deferred income tax benefit of $7,500,000, and it was reflected in the 1992 Consolidated Statement of Operations as the "Cumulative effect of accounting change."
(c) Other Data represents end of period data.

(d) As Adjusted amounts reflect the application of the net proceeds from the sale of the 6,000,000 shares of Common Stock offered hereby at an assumed price of $11.50 per share (assuming no exercise of the over-allotment option). See "Use of Proceeds."

                                 RISK FACTORS

  Before making a decision to purchase any of the shares of Common Stock offered hereby, prospective purchasers of the Common Stock should consider carefully the specific risk factors set forth below as well as the other information contained in this Prospectus or incorporated herein by reference.

LEVERAGE AND DEBT SERVICE

  The Company has substantial fixed charges arising from debt service and rental payment obligations. As of March 28, 1996, the Company had approximately $520 million of total indebtedness on a consolidated basis. After giving effect to this offering and the anticipated use of the net proceeds therefrom, such total indebtedness will be reduced to approximately $456 million, although additional amounts may be reborrowed under the Company's reducing revolving credit facility. See "Use of Proceeds" and "Capitalization." Substantially all the Company's properties are pledged as collateral under long-term debt agreements, which also contain numerous financial and operating covenants, including limitations on the incurrence of additional indebtedness and the payment of cash dividends.

  In addition to the Company's consolidated indebtedness, as of March 28, 1996, there was approximately $68 million of off-balance sheet bank financing outstanding at Tropicana Enterprises, the partnership that owns the land and improvements constituting Tropicana Las Vegas. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources." Hotel Ramada of Nevada ("HRN"), a wholly-owned subsidiary of the Company, leases Tropicana Las Vegas from Tropicana Enterprises, an unconsolidated partnership in which the Company has a 50% interest, under a lease which expires in 2011 (the "Tropicana Las Vegas Lease"). HRN's lease payments under the Tropicana Las Vegas Lease finance the payments required under Tropicana Enterprises' bank term loan (the "Tropicana Las Vegas Loan"). Certain property of HRN, including furniture, fixtures and equipment, is pledged as collateral for the Tropicana Las Vegas Loan pursuant to the Tropicana Las Vegas Lease. The Company has guaranteed the performance of HRN's obligations under the Tropicana Las Vegas Lease, including the payment of rent.

  The Company's ability to service or refinance its debt and rental obligations is dependent upon the future performance of the Company's operations. This performance will be influenced by prevailing economic conditions and competitive, regulatory and other factors, many of which are beyond the Company's control. While the Company expects that its operating cash flow will be sufficient to cover its expenses, including interest cost, there can be no assurance with respect thereto. If the Company is unable to generate sufficient cash flow, it could be required to adopt one or more alternatives, such as reducing or delaying expansions or capital expenditures, selling or leasing assets, restructuring debt or obtaining additional debt or equity capital. There can be no assurance that any of these alternatives could be effected on satisfactory terms, and any resort to alternative sources of funds could impair the Company's competitive position and reduce its future cash flow. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

DEPENDENCE ON RESULTS OF TROPICANA ATLANTIC CITY

  Approximately 58.1% and 46.5%, respectively, of the Company's consolidated revenues for the year ended December 28, 1995 and for the three months ended March 28, 1996 were derived from the operations of Tropicana Atlantic City. Because of the importance of the Atlantic City Tropicana to the Company's consolidated operating results, poor performance at Tropicana Atlantic City could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Operating Results--Recent Results." Tropicana Atlantic City experiences seasonal fluctuations in casino play that management believes are typical of casino hotel operations in Atlantic City. Operating results indicate that casino play is seasonally higher from May through October; consequently, the Company's revenues during the first and fourth quarters have generally been lower than for the second and third quarters, and from time to time the Company has experienced losses in the first and fourth quarters. Any event that adversely affects the operating results of Tropicana Atlantic City during the summer months could have a material adverse effect on the Company's operations and financial condition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Operating Results." In addition, competition is expected to intensify in the Atlantic City market in light of recent and proposed expansion and new development activities. See "--Competition."

COMPETITION

  The Company faces intense competition in each of the markets in which its land-based gaming facilities are located from other companies in the gaming industry, some of which have significantly greater financial resources than the Company. Such competition results, in part, from the geographic concentration of competitors. All of the Company's land-based casinos primarily compete with other casinos in their immediate geographic area. Substantial new expansion and development activity has recently been completed or is underway in the Atlantic City and Las Vegas markets, which may be expected to intensify competitive pressures on the Company's resort properties. The Company's riverboat casinos primarily compete with other riverboat casinos in nearby states. For example, riverboat casinos in Mississippi attract residents of Casino Aztar Caruthersville's secondary Memphis, Tennessee market. Casino Aztar Caruthersville also competes with riverboat casinos in other cities in Missouri. Casino Aztar Evansville will also be competing with other Indiana riverboat casinos, including the holders of the four other licenses awarded or to be awarded for sites on the Ohio River. All of the Company's casinos compete to a lesser extent with casinos in other locations, including Native American lands and on cruise ships, and with other forms of legalized gaming in the United States, including state-sponsored lotteries, off-track wagering and card parlors. Several states have considered legalizing casino gaming and others may in the future. Legalization of large-scale, unlimited casino gaming in or near any major metropolitan area or increased gaming in other areas could have an adverse economic impact on the business of any or all of the Company's gaming facilities. There can be no assurance that the Company will be able to continue to compete successfully in these markets.

UNCERTAINTIES REGARDING POTENTIAL TROPICANA LAS VEGAS EXPANSION; NEED FOR ADDITIONAL FINANCING

  The Company is in the process of evaluating proposals for a major expansion and modernization of its facilities at Tropicana Las Vegas. Such plans remain speculative at this time. To engage in large scale development activities as contemplated would require financing from third parties, which the Company may not be able to obtain on satisfactory terms, if at all. A project of this nature can entail significant development and construction risks which can give rise to delays or cost overruns, would cause major disruptions to existing operations and might require a temporary closing of part or all of the operations of Tropicana Las Vegas. In addition, the Company would need to obtain state and local approvals, as well as a satisfactory amendment or restructuring of the Company's relationship with Tropicana Enterprises. There can be no assurance that the Company will complete these or other steps necessary to permit the expansion project to occur within the anticipated time frame, or at all.

FLUCTUATIONS IN OPERATING RESULTS

  The Company has historically experienced fluctuations in its operating results. For the years 1995 through 1991, net income (loss) was $(5.0) million, $14.1 million, $11.4 million, $19.8 million and $6.5 million, respectively, and earnings per common and common equivalent share were $(.14), $.42, $.28, $.41 and $.05, respectively. No assurance can be made that the Company will not continue to experience fluctuations in operating results in the future, which may adversely affect its activities and the price of the Common Stock. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Operating Results--Recent Results."

GAMING REGULATION

  The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The states of Nevada, New Jersey, Missouri and Indiana and the applicable local authorities require various licenses, findings of suitability, registrations, permits and approvals to be held by the Company and its subsidiaries. The gaming commissions of such states may, among other things, limit, condition, suspend or revoke a license or approval to own the stock of any of the Company's regulated subsidiaries, for any cause deemed reasonable by such licensing authority. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied against the Company, such subsidiaries and the persons involved. The suspension or revocation of any of the Company's licenses or the levy on the Company of substantial fines or forfeiture of assets would have a material adverse effect on the business of the Company. See "Regulation."

  To date, the Company has obtained all governmental licenses, registrations, permits and approvals necessary for the operation of its gaming activities. However, gaming licenses and related approvals are deemed to be privileges under state law, and no assurances can be given that any new licenses, permits and approvals that may be required in the future will be given or that existing ones will not be revoked. In particular, any expansion of the Company's gaming operations into new jurisdictions will require various licenses, findings of suitability, registrations and approvals of the gaming authorities, which approval process can be time-consuming and costly and has no assurance of success.

  Gaming authorities may, in their discretion, require the holder of any security of the Company, such as the Common Stock, to file applications, be investigated and be found suitable to own such security of the Company. If a record or beneficial owner of Common Stock is required by a gaming authority to be found suitable, such owner will be required to apply for a finding of suitability generally within 30 days after request by such gaming authority, or within such earlier time as required by such gaming authority. As a general matter, assuming a passive investment intent, only owners in excess of specified percentages of the Company's securities are required to be found suitable, absent unusual circumstances, which percentage is typically between 5% to 15%. The Company's Restated Certificate of Incorporation requires that holders of 5% or more of the Common Stock be qualified by applicable regulatory authorities as well. The applicant for a finding of suitability generally must pay all costs of the investigation for such finding of suitability and, in Nevada, must provide an initial deposit as determined by the Nevada State Gaming Control Board (the "Nevada Board") to pay the anticipated costs and charges incurred in the investigation and deposit such additional sums as are required by the Nevada Board to pay final costs and charges. If a gaming authority determines that a holder is unsuitable to own the Common Stock or to have any other relationship with the Company, then the Company can be sanctioned, including the loss of its approvals, if without the prior approval of the gaming authorities, the Company: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such person in connection with such securities;
(iii) pays the unsuitable person remuneration in any form; (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction; or (v) fails to pursue all lawful efforts to require such person to relinquish his voting securities, including, if necessary, the immediate purchase of such voting securities for cash at fair market value.

  Any person who fails or refuses to apply for a finding of suitability within the period of time required or prescribed by a gaming authority may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any holder of the Common Stock found unsuitable and who holds, directly or indirectly, any beneficial ownership of the Common Stock beyond such period of time prescribed by a gaming authority may be guilty of a criminal offense. In addition, the Company's Restated Certificate of Incorporation contains significant rights and limitations affecting certain "disqualified" or "unqualified" holders (as defined therein). See "Description of Capital Stock--Certain Additional Provisions of the Certificate of Incorporation."

NEW GAMING JURISDICTIONS

  The Company intends to continue to evaluate and pursue new gaming opportunities in current and emerging markets, potentially including land-based, dockside, riverboat and Indian gaming. The realization of such opportunities is dependent in part on the legalization of casino gaming in various jurisdictions. There can be no assurance that legislation to legalize gaming will be enacted in any additional jurisdictions, that any properties in which the Company may have invested will be compatible with any gaming legislation so enacted, that legalized gaming will continue to be authorized in any jurisdiction or that the Company will be able to obtain the required licenses in any jurisdiction. Furthermore, competition for the development of new gaming opportunities has intensified as gaming companies compete for a limited number of sites and licenses. There can be no assurance that attractive opportunities to develop new gaming operations will be available to the Company or that the Company will be able to recover its investment in any such opportunity or in any of its recent developments.

KEY PERSONNEL

  The success of the Company will be dependent, to a significant extent, upon the continued services of a relatively small group of executive personnel. In recent years, the casino industry has from time to time experienced shortages of experienced management. The loss or unavailability of one or more of such executive officers or the inability to attract or retain key employees in the future could have an adverse effect upon the Company's operations.

ANTI-TAKEOVER PROVISIONS

  The Delaware General Corporation Law, the Company's Restated Certificate of Incorporation, By-Laws and shareholder rights plan and its employment and severance arrangements and loan agreements contain provisions, requirements and limitations that may have the effect of discouraging unsolicited takeover bids from third parties. See "Description of Capital Stock."

VOLATILITY OF STOCK PRICE

  The trading price of the Common Stock could be subject to wide fluctuations in response to periodic variations in operating results and other events or factors, including the success of the Company's development activities, legislation approving, defeating or restricting gaming, other governmental actions, developments in the gaming industry generally and announcements by the Company or by competitors. In addition, the stock market, and the gaming industry in particular, have experienced extreme price and volume fluctuations in a manner which has often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock. A shift away from investor interest in gaming in general could adversely affect the trading price of the Common Stock in a manner unrelated to the Company's operating performance.

                                USE OF PROCEEDS

  The Company expects to use the net proceeds from the sale of the Common Stock at an assumed offering price of $11.50 per share, estimated to be approximately $64.6 million ($74.4 million if the Underwriters' over-allotment option is exercised in full), after deducting the Underwriters' discount and estimated expenses payable by the Company in connection with this offering, for general corporate purposes, including ongoing and potential development of casino and hotel facilities. Except as disclosed herein, the Company has no agreement or binding commitment to engage in any such development projects.

  Pending specific application, the Company will use such net proceeds to reduce amounts outstanding (and permitted to be reborrowed, subject to the conditions contained therein) under its reducing revolving credit facility, which matures on December 31, 1999. Borrowings under this facility bear interest at floating rates which averaged 8.2% per annum for the three months ended March 28, 1996. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

  The following table sets forth the high and low sales prices for the Company's Common Stock for the periods indicated as reported by the New York Stock Exchange. As of May 31, 1996, there were 10,922 holders of record of Common Stock.

                                                                    PRICE RANGE
                                                                    ------------
   FISCAL QUARTER                                                    HIGH   LOW
   --------------                                                   ------ -----
   1994 --  First.................................................  $ 7.88 $6.25
            Second................................................    7.13  5.38
            Third.................................................    7.38  5.75
            Fourth................................................    7.00  5.38
   1995 --  First.................................................    9.13  5.63
            Second................................................   10.00  8.00
            Third.................................................   10.50  7.63
            Fourth................................................    9.13  6.88
   1996 --  First.................................................    9.00  7.38
            Second................................................   14.13  8.38
            Third (June 28, 1996).................................   11.63 11.00

  The last reported sale price of the Company's Common Stock on June 28, 1996 was $11.50 per share.

                                DIVIDEND POLICY

  No cash dividends were paid during the past six fiscal years as the Company continued its policy of retaining all internally generated funds to support the long-term growth of the Company and to retire debt obligations. In addition, the Company's long-term debt instruments contain various restrictions on the payment of cash dividends.

                                CAPITALIZATION

  The following table sets forth the total consolidated capitalization of the Company as of March 28, 1996, and as adjusted to reflect the sale of the 6,000,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option) at an assumed price of $11.50 per share, after deducting estimated underwriting discount and expenses of the offering payable by the Company, and the anticipated use of net proceeds from the offering. See "Use of Proceeds."

                                                           AT MARCH 28, 1996
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                              (DOLLARS IN
                                                               THOUSANDS)
Current maturities of long-term debt..................... $    408   $    408
                                                          --------   --------
Long-term debt, net of current maturities
  11% Senior Subordinated Notes Due 2002.................  200,000    200,000
  13 3/4% Senior Subordinated Notes Due 2004.............  177,800    177,800
  Reducing revolving credit note (floating rate); matures
   December 31, 1999.....................................  140,000     75,370
  Other notes payable; 7% to 14.6%; maturities to 2002...    1,520      1,520
  Obligations under capital leases.......................      513        513
                                                          --------   --------
    Total long-term debt.................................  519,833    455,203
                                                          --------   --------
      Total debt.........................................  520,241    455,611
Series B ESOP convertible preferred stock................    5,646      5,646
Shareholders' equity
  Common stock, par value $.01 per share, authorized
   100,000,000 shares, issued and outstanding 38,352,798
   and 44,352,798(1).....................................      423        483
  Paid-in capital........................................  352,680    417,250
  Retained earnings......................................   25,531     25,531
  Less: Treasury stock...................................  (17,040)   (17,040)
     Unearned compensation...............................     (788)      (788)
                                                          --------   --------
Total shareholders' equity...............................  360,806    425,436
                                                          --------   --------
    Total capitalization................................. $886,693   $886,693
                                                          ========   ========

- --------

(1) Excludes 3,540,000 shares subject to options outstanding under the Company's stock option plans, an additional 1,075,000 shares reserved for future grants thereunder, 973,000 shares reserved for conversion of the Company's Series B ESOP Convertible Preferred Stock and 387,000 treasury shares issuable when claimed by shareholders of a predecessor of the Company, in each case as of March 28, 1996.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

OPERATING RESULTS

  The following table sets forth the Company's revenues and operating income on a consolidated basis and portions thereof generated by each of the Company's five casino properties.

                                        QUARTER ENDED         YEAR ENDED
                                     ------------------- ----------------------
                                     MARCH 28, MARCH 30,
                                       1996      1995     1995    1994    1993
                                     --------- --------- ------  ------  ------
                                                  (IN MILLIONS)
REVENUES:
  Tropicana Atlantic City...........  $ 83.8    $ 80.0   $332.7  $320.1  $327.7
  Tropicana Las Vegas ..............    41.6      34.2    138.0   140.3   134.9
  Ramada Express....................    22.1      21.4     80.4    81.0    56.2
  Casino Aztar Evansville...........    25.9       --       5.5     --      --
  Casino Aztar Caruthersville.......     6.8       --      16.3     --      --
                                      ------    ------   ------  ------  ------
    Consolidated....................   180.2     135.6    572.9   541.4   518.8
OPERATING INCOME (LOSS):
  Tropicana Atlantic City...........  $  6.4    $ 13.9   $ 54.5  $ 54.2  $ 33.5
  Tropicana Las Vegas...............     1.7      (0.1)    (3.9)    8.9     7.2
  Ramada Express....................     4.7       4.5     12.0    15.9     5.5
  Casino Aztar Evansville...........     6.8       --      (4.3)    --      --
  Casino Aztar Caruthersville.......    (0.7)      --      (4.8)    --      --
  Corporate.........................    (3.3)     (2.5)   (10.8)   (9.6)   (8.8)
                                      ------    ------   ------  ------  ------
    Consolidated....................    15.6      15.8     42.7    69.4    37.4

 Recent Results

  The Company expects that it will report earnings for its 1996 second quarter ended June 27, 1996 in the range of zero to two cents per share. 1996 second quarter results were significantly impeded by disruption to operations at Tropicana Atlantic City due to the expansion and renovation activities at the property, as well as by increased costs associated with the marketing and opening of the new facilities. See "Risk Factors--Dependence on Results of Tropicana Atlantic City."

 First Quarter 1996 Versus First Quarter 1995

  The Company's consolidated revenues for the 1996 first quarter were $180.2 million, a 33% increase over $135.6 million for the 1995 first quarter reflecting added revenues attributable to the Company's riverboat casinos in Evansville and Caruthersville and higher total revenues at all three of the Company's land-based facilities. Casino Aztar Evansville began operations on December 7, 1995 and Casino Aztar Caruthersville began operations on April 28, 1995. Consolidated operating income for the first quarter of 1996 was $15.6 million, down slightly from $15.8 million for the first quarter of 1995. A strong operating performance by Casino Aztar Evansville combined with improved operating results at Tropicana Las Vegas were not sufficient to offset lower operating results at Tropicana Atlantic City. The Atlantic City Tropicana's results for the 1996 first quarter were reduced as a result of severe winter weather, ongoing disruption from the construction of the Atlantic City Tropicana's hotel expansion and related casino facilities, and promotional programs implemented to increase market share in anticipation of the opening of the new facilities.

  For a discussion of income taxes, refer to "Note 4: Income Taxes" of the Notes to Consolidated Financial Statements on page F-28.

  Tropicana Atlantic City. Total revenues at Tropicana Atlantic City were $83.8 million in the 1996 first quarter, up 5% from $80.0 million in last year's first quarter. Casino revenue was 4% higher in the 1996 versus 1995 first quarter, primarily reflecting a $1.9 million increase in games revenue as well as an increase in slot revenue due to an increase in coin redemptions mainly associated with the bus segment of the market.

  Tropicana Atlantic City had operating income of $6.4 million in the first quarter of 1996, down 53% from $13.9 million in the first quarter of 1995. The Atlantic City Tropicana's results for the 1996 first quarter were reduced as a result of the factors noted above. Casino costs were 13% higher in the 1996 versus 1995 first quarter as a result of the increase in coin redemptions and increased direct costs associated with the increase in the games business. Marketing costs were $4.0 million, or 54%, higher in the 1996 versus 1995 first quarter primarily due to an increased number of promotions and special events as well as increased advertising and contract entertainment costs. The provision for doubtful accounts increased by $0.3 million in the 1996 first quarter compared to the 1995 first quarter as a result of increasing the allowance for potential uncollectible markers associated with the increase in the games business. Operating income is after rent and depreciation and amortization expenses. Rent expense was $0.4 million in the 1996 first quarter compared to $0.3 million in the 1995 first quarter. Depreciation and amortization was $4.9 million in the 1996 first quarter compared to $5.5 million in the 1995 first quarter.

  Tropicana Las Vegas. At Tropicana Las Vegas, total revenues were $41.6 million in the 1996 first quarter compared to $34.2 million in the 1995 first quarter, a 22% increase reflecting increases in all revenue components. Casino revenue was 24% higher in the 1996 versus 1995 first quarter, primarily reflecting a substantial increase in baccarat revenue. In mid-1995, the Company adopted new marketing initiatives at Tropicana Las Vegas to increase premium table game business while maintaining slot revenue. Rooms revenue increased by 18% in the 1996 versus 1995 first quarter due to an increase in average daily room rates as well as an increase in the number of occupied rooms. Food and beverage revenue was 18% higher in the 1996 first quarter due to higher volume associated with the introduction of a buffet in mid-1995 and capital improvements associated with two restaurants.

  Tropicana Las Vegas had operating income of $1.7 million for the first quarter of 1996 compared to an operating loss of $0.1 million for last year's first quarter. Casino costs were 22% higher in the 1996 versus 1995 first quarter, primarily reflecting the higher costs associated with increasing the premium table game business. Consistent with the increases in rooms and food and beverage revenues were increases in rooms and food and beverage costs as a result of increased direct costs. The provision for doubtful accounts was $0.2 million, or 37%, higher in the 1996 versus 1995 first quarter as a result of increasing the allowance for potential uncollectible markers associated with the increase in the premium table game business. Operating income is after rent and depreciation and amortization expenses. Rent expense was $2.2 million in the 1996 first quarter compared to $2.4 million in the 1995 first quarter. Depreciation and amortization was $2.4 million in the 1996 first quarter compared to $1.7 million in the 1995 first quarter.

  Ramada Express. At Ramada Express, total revenues were $22.1 million in the 1996 first quarter, up slightly from $21.4 million in last year's first quarter. Operating income was $4.7 million in the first quarter of 1996, an increase from $4.5 million in last year's first quarter. Operating income is after rent and depreciation and amortization expenses. Rent expense was $0.1 million in the 1996 first quarter; rent expense was insignificant in the 1995 first quarter. Depreciation and amortization was $1.8 million in both periods.

  Casino Aztar Evansville. Casino Aztar Evansville, which opened on December 7, 1995, added $25.9 million to total consolidated revenues in the first quarter of 1996 and contributed $6.8 million to consolidated operating income. Operating income is after rent expense of $0.5 million and depreciation and amortization of $2.0 million.

  Casino Aztar Caruthersville. Casino Aztar Caruthersville, which opened on April 28, 1995, added $6.8 million to total consolidated revenues in the 1996 first quarter and had an operating loss of $0.7 million after depreciation and amortization of $0.8 million.

 1995 Versus 1994

  The Company's consolidated revenues were $572.9 million for 1995, an increase of 6% from $541.4 million in 1994. An increase in total revenues at Tropicana Atlantic City combined with added revenues from the Company's riverboat operations that opened in 1995 more than offset a decrease in total revenues at Tropicana Las Vegas and Ramada Express. Casino Aztar Caruthersville began operations on April 28, 1995, and Casino Aztar Evansville began operations on December 7, 1995. Games revenue in 1995 at the Company's land-based properties was down only slightly from 1994 and slot revenue in 1995 was up only slightly from 1994, resulting in a nominal increase in casino revenue at the Company's land-based properties in 1995 compared with 1994.

  Consolidated operating income in 1995 was $50.4 million before the effects of $7.7 million in preopening cost writeoffs in connection with the riverboat operations, compared with $69.4 million consolidated operating income in 1994. In addition to the effect of the 1995 writeoffs of preopening costs, consolidated operating income was lower in 1995 compared with 1994 because of lower operating results at Tropicana Las Vegas and Ramada Express. Consolidated marketing costs were up $13 million or 29% in 1995 compared with 1994 primarily due to an increased number of promotions and special events as well as increased advertising and contract entertainment costs at Tropicana Atlantic City, combined with the added marketing costs associated with opening operations in new locations as well as attempting to maintain revenues in the declining Laughlin, Nevada market. The consolidated provision for doubtful accounts increased 16% in 1995 compared with 1994 as a result of increasing the allowance for potential uncollectible markers associated with the premium table game business in Las Vegas, Nevada.

  Tropicana Atlantic City. Tropicana Atlantic City had total revenues of $332.7 million in 1995 compared with $320.1 million in 1994 and operating income of $54.5 million in 1995 compared with $54.2 million in 1994. The principal reason for the increase in total revenues was an increase of $11.5 million or 4% in casino revenue in 1995 compared to 1994. One factor in this 1995 increase was that casino revenue was reduced in 1994 as a result of severe weather conditions in the East during January and February. Another reason for the increase in casino revenue was an increase in coin redemptions. Tropicana Atlantic City also benefited from a strong market growth rate of 10% in the Atlantic City market during 1995.

  The trend of declining games revenue at Tropicana Atlantic City was reversed in 1995. Games revenue increased by $2.9 million in 1995 compared with 1994. This follows year-over-year decreases of $0.5 million in 1994, $10.4 million in 1993 and $6.6 million in 1992. The slot revenue percentage of total casino revenue held at 76% in 1995, the same percentage as in 1994 and 1993, compared to 73% in 1992 and 69% in 1991.

  Consistent with the increase in casino revenue was an increase in casino costs of $6.6 million or 5% in 1995 compared with 1994 as a result of increased direct costs and coin redemptions. In addition, marketing costs were 27% higher in 1995 compared with 1994 as a result of an increase in the number of special events and promotions at the property combined with increases in expenses relating to contract entertainers and advertising.

  Operating income is after depreciation and amortization of $21.7 million in 1995 compared with $22.5 million in 1994 and rent of $1.4 million in both 1995 and 1994.

  Tropicana Las Vegas. Tropicana Las Vegas in 1995 ended its string of year-over-year improvements that began in 1992. Total revenues were $138.0 million in 1995 compared with $140.3 million in 1994. Tropicana Las Vegas had a $3.9 million operating loss in 1995 compared with $8.9 million operating income in 1994. Operating loss or income is after rent expense of $9.2 million in 1995 compared with $8.1 million in 1994. Rent expense increased as a result of a higher interest component of rent payments made to the Company's unconsolidated partnership. The interest component was higher due to higher interest rates. Operating loss or income is also after depreciation and amortization of $7.8 million in 1995 compared with $6.5 million in 1994. Depreciation and amortization increased in 1995 as a result of improvements and renovations at the property that were completed in mid-1994 and 1995.

  The games revenue at Tropicana Las Vegas decreased by 13% in 1995 compared with 1994. Games revenue has declined over the previous several years as the Company shifted its focus from premium table games to slot machines. In 1995, the Company began an effort to recapture some premium table game business while maintaining slot revenue. Tropicana Las Vegas did maintain slot revenue in 1995 compared with 1994 and increased table games volume by 9%; however, the baccarat hold percentage was 3% in 1995 compared with 26% in 1994 and 22% to 40% in 1993 to 1991. Baccarat revenue as a percent of casino revenue was 1%, 4%, 3%, 7% and 10% for the years 1995, 1994, 1993, 1992 and 1991, respectively. The mix of slot revenue to total casino revenue was 64%, 61% and 63% in 1995, 1994 and 1993, respectively; compared with 56% and 49% in 1992 and 1991, respectively. The Las Vegas Tropicana's casino costs were up approximately 6% in 1995 compared with 1994, reflecting the higher costs associated with increasing the table games volume. The combination of a decrease in casino revenue combined with an increase in casino direct costs caused a decrease in the casino operating profit margin from 44% in 1994 to 37% in 1995.

  Food and beverage revenue increased by 8% in 1995 over 1994 as a result of an increase in volume associated with the introduction of a buffet in 1995 and capital improvements associated with two restaurants. However, food and beverage costs increased by 15% in 1995 compared with 1994 as a result of higher food costs and increased payroll costs.

  The provision for doubtful accounts increased by $0.6 million in 1995 compared with 1994 as a result of increasing the allowance for potential uncollectible markers associated with the premium table game business.

  Ramada Express. Ramada Express Hotel and Casino in Laughlin, Nevada had revenues that were down slightly in 1995 from 1994. The decrease in the property's revenues reflected an overall market in Laughlin that was also down in most of 1995 from 1994. Total revenues for Ramada Express were $80.4 million in 1995 compared with $81.0 million in 1994. Operating income was $12.0 million in 1995 compared with $15.9 million in 1994. Operating income is after depreciation and amortization of $7.2 million in 1995 compared with $7.6 million in 1994. Rent expense was not significant in either year. The Laughlin market declined in 1995 from 1994 primarily because of competition from Indian casinos in Arizona and California, the addition of a casino at Stateline, Nevada and the additional capacity on the Boulder Highway in Las Vegas.

  The operating margin, as measured by operating income before depreciation and amortization, declined in 1995 to 24% from 29% in 1994. The decline is attributable to higher costs associated with attracting and retaining business in a declining market, combined with higher employee benefit costs.

  Casino Aztar Caruthersville. Casino Aztar Caruthersville in Caruthersville, Missouri began operations on April 28, 1995; however, the full project was not completed until July 1995 with the opening of a pavilion that included a restaurant, sports lounge, snack bar and other amenities. Total revenues at Caruthersville were $16.3 million. Before the effect of a $2.6 million writeoff of preopening costs, Caruthersville had an operating loss of $2.2 million. The operating loss is after depreciation and amortization of $2.0 million.

  Because this was a start-up operation in a new market in 1995, the Company incurred more marketing costs as a percentage of casino revenue than at its more established locations. Marketing costs, consisting primarily of radio, newspaper and outdoor advertising, were 19% of casino revenue compared to 12% of casino revenue for the Company on a consolidated basis. Another reason for this percentage to be high is that revenues were lower than expected due to a shortfall in expected admissions. Caruthersville is located in a rural market that has proven to be difficult to capture and the riverboat was constrained by its capacity on weekends. The Company has revised its marketing plan to include television advertising and, at the end of December 1995, through modifications to the riverboat, has increased its passenger capacity.

  Casino Aztar Evansville. Casino Aztar Evansville in Evansville, Indiana began operations on December 7, 1995, utilizing temporary facilities that included surface parking and a 13,000-square-foot pavilion for passenger ticketing and related services. The permanent land-based facilities, including a 250-room hotel, parking garage and entertainment complex, are under construction and scheduled for completion by December 1996. Total revenues at Evansville were $5.5 million. Before the effect of a $5.1 million writeoff of preopening costs, Evansville had operating income of $0.8 million. Operating results are after depreciation and amortization of $0.6 million. The facility opened during the traditional pre-Christmas slowdown in the casino business without the benefit of the strong New Year's Eve business because the Company's fiscal year ended on December 28, 1995.

  Development Costs. In mid-1993, the Company began pursuing the development of its business in certain gaming jurisdictions, as well as in jurisdictions in which gaming has not been approved. In connection with these efforts, the Company expensed approximately $1.9 million in 1995 and $1.6 million in 1994.

  Interest Expense. Interest expense in 1995 was $51.1 million compared with $49.7 million in 1994. There was no substantial increase in interest expense in spite of the higher level of debt outstanding in 1995 because $5.3 million of interest associated with construction activities was capitalized in 1995 compared with $2.7 million in 1994.

  Equity in Unconsolidated Partnership. The Company's loss on its equity share in Tropicana Enterprises increased as a result of higher interest expense due to the increase in interest rates in 1995 on the floating rate bank financing of Tropicana Enterprises. The Company is a noncontrolling 50% partner in Tropicana Enterprises.

  Extraordinary Items. The Company had an extraordinary loss in 1994 of $2.7 million, which was net of an income tax benefit of $1.8 million, related to the early redemption of the Company's 13 1/2% First Mortgage Notes Due 1996 and the early repayment of a revolving credit facility also due in 1996 that was collateralized by Ramada Express. The loss consisted of the writeoff of the unamortized deferred financing costs and unamortized discount associated with the debt that was repaid early.

 1994 Versus 1993

  The Company's consolidated revenues were $541.4 million for 1994, an increase of 4% from $518.8 million in 1993. Increases in total revenues at Ramada Express and Tropicana Las Vegas more than offset a decrease in total revenues at Tropicana Atlantic City. The primary reason for the increase in consolidated revenues was the major expansion of the Ramada Express facility completed in September 1993. Consolidated casino revenue was up $4.1 million or 1% in 1994 compared to 1993 as the increase at Ramada Express offset a decrease at Tropicana Atlantic City. The trend in the mix of consolidated casino revenue in 1993 and 1992, wherein games revenue was decreasing and slot revenue was increasing, was broken in 1994. Games revenue in 1994 remained basically even with 1993. Slot revenue also remained even in 1994, with an increase in slot revenue at Ramada Express due to the expansion offsetting a decrease at Tropicana Atlantic City.

  Consolidated operating income was $69.4 million in 1994 compared with $37.4 million in 1993. The primary reasons for the increase in consolidated operating income were the reduction in net rent at Tropicana Atlantic City and the expansion at Ramada Express. The reduction in net rent was caused by the purchase in July 1993 of the partnership interests in Ambassador Real Estate Investors, L.P.

("AREI") and Ambassador General Partnership ("AGP"), which eliminated the rent the Company incurred for the portion of Tropicana Atlantic City that was owned by AREI/AGP. The net rent reduction was partially offset by an increase in depreciation and amortization that was caused by this purchase.

  Ramada Express. Ramada Express had a very good year in 1994, despite a flat overall market, as a result of a major expansion that was completed in September 1993. The expansion added 1,100 hotel rooms for a total of 1,500 hotel rooms and added 20,000 square feet of casino space for a total of 50,000 square feet of casino space.

  As a result of this significant expansion, operating results for 1994 are not comparable with 1993's. Ramada Express revenues were $81.0 million in 1994 compared with $56.2 million in 1993. Operating income was $15.9 million in 1994 compared with $5.5 million in 1993, an increase of 189%. Operating income is after depreciation and amortization of $7.6 million in 1994 compared with $5.4 million in 1993. Net rent was not significant in either year.

  All revenue and cost components were higher in 1994 than in 1993. In spite of the substantial increase in available rooms at Ramada Express in 1994 compared with 1993, the hotel occupancy rate was 87% in 1994 versus 80% in 1993. The operating margin, as measured by operating income before depreciation and amortization, was 29% in 1994 compared with 19% in 1993. The 1993 results were affected by the disruption to its operations associated with the construction activities and by additional costs incurred to minimize that disruption. The Company also expensed $0.9 million of preopening costs in 1993 in connection with the expanded facilities.

  Tropicana Las Vegas. Tropicana Las Vegas continued to improve in 1994 on top of an improvement in 1993 over 1992. Total revenues for Tropicana Las Vegas were $140.3 million in 1994 compared with $134.9 million in 1993 and operating income was $8.9 million in 1994 compared with $7.2 million in 1993. Operating income increased $1.7 million in spite of a $1.3 million increase in net rent to $8.1 million in 1994 from $6.8 million in 1993. Net rent increased as a result of a consumer price index adjustment, which took place in late 1993, and an increase in the component of rent that is attributable to the increase in interest rates in 1994 over 1993. The next consumer price index adjustment occurs in late 1998. Operating income is also after depreciation and amortization of $6.5 million in both 1994 and 1993.

  The games revenue at Tropicana Las Vegas in 1994 was basically flat with 1993 after decreases of 8% in 1993 and 7% in 1992. Games revenue had been declining as a result of lower baccarat revenue as the Company shifted from a historical dependence on premium table games to the slot segment of the business.

  Rooms revenue increased 20% in 1994 over 1993 as a combined result of higher room rates and a 14% reduction in the number of occupied rooms provided on a complimentary basis. Rooms cost increased 13% in 1994 over 1993 primarily as a result of a decrease in the interdepartmental allocation to the casino department caused by the reduction in the use of complimentary rooms as a means of promoting casino activity.

  The provision for doubtful accounts increased $1.4 million in 1994 compared to 1993 as a result of increasing the allowance for potential uncollectible markers associated with the premium table game business.

  Tropicana Atlantic City. Tropicana Atlantic City had a year in 1994, as was also the case in 1993, in which total revenues decreased and operating income increased. Total revenues decreased 2% to $320.1 million in 1994 from $327.7 million in 1993 while operating income increased 62% to $54.2 million from $33.5 million. The principal reason for the decrease in total revenues was a decrease of $10.0 million or 3% in casino revenue in 1994 compared to 1993. This decrease in casino revenue is attributable to a $10.5 million decrease in coin redemptions and also a decrease in the use of complimentary rooms and food and beverage service as a means of promoting casino activity. In addition, severe weather conditions in the East were, in large part, the cause of declines in the market's growth rate for casino revenue during January and February 1994. A benefit associated with the reductions in coin redemptions and complimentaries was a decrease in costs, which is one of the reasons for the increase in operating income. Casino costs decreased $14.2 million or 10% in 1994 compared to 1993.

  The primary reason for the increase in operating income of Tropicana Atlantic City was the effects of the AREI/AGP acquisition, which resulted in a reduction in net rent and an increase in depreciation and amortization. Net rent in 1994 was $1.4 million compared with $20.4 million in 1993 and depreciation and amortization in 1994 was $22.5 million compared with $20.4 million in 1993.

  Development Costs. In mid-1993, the Company began pursuing the development of its business in certain gaming jurisdictions, as well as in jurisdictions in which gaming has not been approved. In connection with these efforts, the Company expensed approximately $1.6 million and $1.3 million of development costs in 1994 and 1993, respectively.

  Interest Income and Expense. Interest income declined by $21.0 million in 1994 from 1993 as a result of the AREI/AGP acquisition. In this acquisition, the cash paid by Aztar and notes receivable from AGP were replaced on the Company's balance sheet by the assets acquired. The reduction in the Company's interest income from the replacement of the AGP notes receivable was for the most part offset by a reduction in rent expense at Tropicana Atlantic City. This acquisition transaction also resulted in an increase in depreciation and amortization at Tropicana Atlantic City.

  Interest expense increased by $4.3 million or 10% in 1994 from 1993. The increase is primarily attributable to a reduction in interest being capitalized in association with construction projects and the refinancing that took place in October 1994. The refinancing resulted in approximately $2 million of higher interest expense in as much as the 13 3/4% Notes were issued on October 4, 1994, and the First Mortgage Notes were not redeemed until November 2, 1994, resulting in approximately 30 days of duplicate interest expense.

LIQUIDITY AND CAPITAL RESOURCES

  Sources of Liquidity and Capital. The Company's financial resources, in addition to cash from operations, primarily consist of a base level of debt and a reducing revolving credit facility.

  The base level of debt consists of two public debt issues and a bank term loan. The public debt issues are ranked pari passu and consist of $200 million of 11% Senior Subordinated Notes Due 2002 (the "11% Notes") that were issued in 1992 and $180 million of 13 3/4% Senior Subordinated Notes Due 2004 (the "13 3/4% Notes") that were issued in 1994. Interest on the 11% Notes and the 13 3/4% Notes is payable semi-annually on April 1 and October 1. Except for a change of control situation, the 11% Notes are not redeemable until October 1, 1997 and the 13 3/4% Notes are not redeemable until October 1, 1999. The Tropicana Las Vegas Loan is an off-balance-sheet loan payable by Tropicana Enterprises, a Nevada general partnership in which the Company is a noncontrolling 50% partner. Tropicana Enterprises owns the real property and certain personal property that the Company leases in the Tropicana Las Vegas operation. The Tropicana Las Vegas Loan is serviced through the Company's rent payments. The Tropicana Las Vegas Loan matures on December 31, 1999, and calls for principal payments of between $2.5 million and $3.3 million each year, with a final payment of approximately $57 million due at maturity. The Tropicana Las Vegas Loan balance at March 28, 1996 was approximately $68 million.

  The reducing revolving credit facility (the "Credit Facility") was provided in October 1994 by a group of banks led by Bank of America as managing agent and it matures on December 31, 1999.

The maximum amount of this facility will reduce from $207 million quarterly beginning on March 31, 1996 in the annual amounts of $25 million in 1996 and $35 million in each year thereafter until maturity. The Credit Facility bears a floating rate of interest that is payable at least quarterly and sometimes more often depending on the interest option selected by the Company. At December 29, 1994, the outstanding balance under the Credit Facility was $50 million. During 1995, the Company repaid $17 million and borrowed $83.6 million, leaving an outstanding balance under the Credit Facility of $116.6 million at December 28, 1995. During the 1996 first quarter, the Company repaid $35.2 million and borrowed $58.6 million, leaving an outstanding balance of $140 million at March 28, 1996. The funds from the Credit Facility were used in the expansion of the Company's existing businesses and the development of businesses in new gaming jurisdictions as discussed later. Pending specific application, the Company expects to use the net proceeds from this offering to reduce the amount outstanding (and permitted to be reborrowed, subject to the conditions of the Credit Facility) under the Credit Facility.

  The Credit Facility imposes various restrictions on the Company, including limitations on its ability to incur additional debt, commit funds to maintenance capital expenditures (as defined in the Credit Facility), merge or sell assets. The Credit Facility prohibits dividends on Common Stock, other than those payable in Common Stock, and repurchases of Common Stock, with certain limited exceptions. In addition, the Credit Facility contains certain quarterly financial tests, including a minimum net worth, a minimum debt service coverage ratio and a maximum debt to operating cash flow ratio. For purposes of the maximum debt to operating cash flow ratio, uncollateralized letters of credit are considered to be debt. At March 28, 1996, the Company's actual debt to operating cash flow ratio was 4.43 to 1, and the maximum allowable ratio under the Credit Facility (at such date and at June 27, 1996, the end of the Company's second quarter) was 4.50 to 1. The maximum allowable ratio decreases periodically to 3.75 to 1 at the end of fiscal 1996 and to
3.25 to 1 at the end of fiscal 1997. The Company has received a waiver from its lenders under the Credit Facility with respect to the maximum allowable debt to operating cash flow ratio required to be met at June 27, 1996. The effect of this action is to waive compliance with this covenant for the entire third quarter, and accordingly, the Company expects to have access to borrowings under the Credit Facility during such period, even if its ratio at June 27, 1996 is determined to be above the maximum (which will not be known until the Company's second quarter financial results are finalized and reported). A similar waiver had been obtained at December 28, 1995, but was not necessary at March 28, 1996. The Company's ability to maintain or increase debt capacity is contingent on increased levels of operating cash flow or deleveraging such as will initially occur as a result of the use of proceeds from this offering. See "Use of Proceeds" and "Capitalization."

  Additional sources of funds in 1995 were $11.9 million from the Casino Reinvestment Development Authority ("CRDA") in connection with the 604-room hotel tower expansion project at Tropicana Atlantic City and $2.0 million from the exercise of stock options. The CRDA funds result from an agreement providing for approximately $25 million in funding. The Company will continue to receive funds from the CRDA based on expenditures made for the project to the extent that the Company has available funds on deposit with the CRDA that qualify for this funding. At March 28, 1996, the Company had approximately $1.3 million in available deposits with the CRDA that qualified.

  At March 28, 1996, the Company had $8.25 million in a certificate of deposit that was pledged as collateral for a $9.7 million letter of credit in connection with the Company's commitment to make certain payments to the City of Evansville, Indiana as well as other civic and community organizations.

  Caruthersville Riverboat Casino. On April 28, 1995, the Company commenced operations of a riverboat casino in Caruthersville, Missouri. A pavilion for ticketing and pre-boarding facilities, including a restaurant, a sports lounge, a snack bar and other amenities, was opened in July 1995. In December 1995, the Company made modifications to the riverboat and increased capacity to 800 passengers plus crew in order to alleviate capacity constraints on weekends. The project also includes a barge at river's edge for passenger boarding and disembarking. The Company's expenditures for property and equipment on this project in 1995 were approximately $28.2 million. No significant expenditures for property and equipment for this project were made in the 1996 first quarter. Total expenditures for property and equipment on this project, including amounts from prior years, were approximately $51.6 million at March 28, 1996.

  Evansville Riverboat Casino. On December 7, 1995, the Company commenced operations of a riverboat casino in Evansville, Indiana. Construction of a 250-room hotel, an entertainment and ticketing pavilion, a parking garage and other amenities is on schedule for completion by December 1996. The Company's expenditures for property and equipment on this project in 1995 and the 1996 first quarter were approximately $48.7 million and $9.5 million, respectively. Total expenditures for property and equipment on this project, including amounts from the prior year, were approximately $65.9 million at March 28, 1996.

  Tropicana Atlantic City. In February 1995, the Company commenced construction on an expansion of Tropicana Atlantic City, consisting primarily of a new 604-room hotel tower, with additional restaurant and support facilities in the existing operation. The Company's expenditures for property and equipment on the expansion project for 1995 and the 1996 first quarter were approximately $32.9 million and $9.8 million, respectively.

  On-going Capital Expenditures. During 1995, the Company spent approximately $26.1 million on routine purchases of property and equipment, including $4.8 million on improvements for two restaurants at Tropicana Las Vegas and $4.3 million on a renovation of existing rooms at Tropicana Atlantic City that was underway at December 28, 1995, to complement the new hotel tower. During the 1996 first quarter, the Company spent approximately $6.9 million on routine purchases of property and equipment.

  Other expenditures during 1995 included $3.8 million in deposits with the CRDA, a $2 million deposit with the Indiana Gaming Commission for the Evansville operation, deferred licensing and preopening costs for Caruthersville of $2.3 million and deferred licensing and preopening costs for Evansville of $7.6 million.

  Commitments. At March 28, 1996, the Company had commitments of approximately $60 million for the purchase of property and equipment. In the last three quarters of 1996, the Company plans to spend approximately $29 million on routine capital expenditures, approximately $40 million on the Evansville facility and approximately $23 million to complete the Tropicana Atlantic City project.

  The Tropicana Las Vegas Lease contains a provision that requires the Company to maintain an additional security deposit with the lessor of approximately $21.3 million in cash or a letter of credit if the Tropicana Las Vegas operation fails to meet certain financial tests. This requirement was waived at March 28, 1996. The Company expects to determine whether or not to seek a similar waiver at June 27, 1996 if a determination is made that the financial tests were not met for the period then ended.

OTHER MATTERS

  In March 1995, the Financial Accounting Standards Board ("FASB") adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Adoption of the provisions of SFAS 121 is required for fiscal years beginning after December 15, 1995, with earlier adoption permitted. Restatement of previously issued financial statements is not permitted. The Company adopted SFAS 121 in the first quarter of 1996.

  In October 1995, the FASB adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), which has recognition provisions that establish a fair value based method of accounting for stock-based employee compensation plans and established fair value as the measurement basis for transactions in which an entity acquires goods or services from nonemployees in exchange for equity instruments. SFAS 123 also has certain disclosure provisions. Adoption of the recognition provisions of SFAS 123 with regard to these transactions with nonemployees was required for all such transactions entered into after December 15, 1995 and the Company adopted these provisions as required. The recognition provision with regard to the fair value based method of accounting for stock-based employee compensation plans is an optional choice. The Company has decided to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") for its stock-based employee compensation arrangements. APB 25 uses what is referred to as an intrinsic value based method of accounting. The disclosure provisions of SFAS 123 are effective for fiscal years beginning after December 15, 1995. The Company will provide the disclosures when required.

                                  REGULATION

GENERAL

  Regulatory aspects of the gaming business are pervasive in nature and the following description should not be construed as a complete summary of all the regulatory requirements faced by the Company. Gaming authorizations, once obtained, can be suspended or revoked for a variety of reasons. If the Company were ever precluded from operating one of its gaming facilities, it would, to the extent permitted by law, seek to recover its investment by sale of the property affected, but there can be no assurance that the Company would recover its full investment. In addition, the Nevada Gaming Commission (the "Nevada Commission") and the New Jersey Casino Control Commission (the "New Jersey Commission") have the authority to require a holder or beneficial owner of the Company's securities to be found to be suitable or to qualify under applicable laws or regulations.

  From time to time, legislative and regulatory changes are proposed that could be adverse to the Company. In addition, from time to time, investigations are conducted relating to the gaming industry. Tropicana Atlantic City, Casino Aztar Caruthersville and Casino Aztar Evansville are required to report certain cash transactions to the U.S. Department of the Treasury pursuant to the Bank Secrecy Act. Violation of the reporting requirements of the Bank Secrecy Act could result in civil as well as criminal penalties including fines and/or imprisonment. The State of Nevada has adopted a regulation similar to the Bank Secrecy Act which requires the Nevada facilities to document and/or report certain currency transactions to the Nevada Board. Violation of this regulation could result in action by the Nevada authorities to fine or revoke, suspend, impose conditions upon or fail to renew the Nevada facilities' licenses and/or the Company's licensing approval. These reporting requirements are not expected to have any adverse effects on the Company's casino operations.

REGULATION AND LICENSING--NEVADA

  The ownership and operation of casino gaming facilities in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, "Nevada Act"); and (ii) various local regulation. The gaming operations of Tropicana Las Vegas and Ramada Express are subject to the licensing and regulatory control of the Nevada Commission, the Nevada Board and the Clark County Liquor and Gaming Licensing Board (the "Clark County Board") (collectively, the "Nevada Gaming Authorities").

  The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) the provision of a source of state and local revenues through taxation and licensing fees. Change in such laws, regulations and procedures could have an adverse effect on the Company.

  HRN is the Company's wholly-owned subsidiary which operates the casino at Tropicana Las Vegas and Ramada Express, Inc. ("Express") is the Company's wholly-owned subsidiary which operates the casino at Ramada Express. HRN and Express are both required to be licensed by the Nevada Gaming Authorities. The gaming licenses require the periodic payment of fees and taxes and are not transferable. The Company is registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and as such, it is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the

Nevada Commission may require. No person may become a stockholder of, or receive any percentage of profits from, HRN or Express without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company, HRN and Express have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities in Nevada.

  The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company, HRN or Express in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of HRN and Express must file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. Officers, directors and key employees of the Company who are actively and directly involved in gaming activities of HRN and Express may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada Gaming Authorities have jurisdiction to disapprove a change in a corporate position.

  If the Nevada Gaming Authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company, HRN or Express, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company, HRN or Express to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

  The Company, HRN and Express are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all material loans, leases, sales of securities and similar financing transactions by HRN and Express must be reported to, or approved by, the Nevada Commission.

  If it were determined that the Nevada Act was violated by HRN or Express, the gaming licenses held by HRN or Express could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, HRN, Express, the Company and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate the Company's Nevada gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the Company's Nevada gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the Company.

  Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated, and have his suitability as a beneficial holder of the Company's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

  The Nevada Act requires any person who acquires more than 5% of the Company's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of the Company's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of the Company's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Company, any change in the Company's corporate charter, bylaws, management, policies or operations of the Company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

  Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company, HRN or Express, the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, the Clark County Board has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

  The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation such as the Company to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities;
(iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

  The Company is required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Act. However, to date, the Nevada Commission has not imposed such a requirement on the Company.

  The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On May 23, 1996, the Nevada Commission granted the Company prior approval to make public offerings for a period of one year, subject to certain conditions (the "Shelf Approval"). However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. This offering is made pursuant to such Shelf Approval. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of this Prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful.

  Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and licensed as part of the approval process relating to the transaction.

  The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licensees and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environmental for the orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before the Company can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Company's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

  License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by HRN and Express where certain entertainment is provided in a cabaret, nightclub, cocktail lounge or casino showroom in connection with the serving or selling of food, refreshments or merchandise.

  Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (a "Licensee", or collectively, "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation of the Nevada Board of their participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. A Licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

  The sale of alcoholic beverages is also subject to licensing, control and regulation by the Clark County Board. All licenses are revokable and are not transferable. The Clark County Board has full power to limit, condition, suspend or revoke any such license and any such disciplinary action could (and revocation would) have a material adverse effect upon the operations of the Company.

REGULATION AND LICENSING--NEW JERSEY

  The ownership and operation of casino hotel facilities and gaming activities in Atlantic City, New Jersey, are subject to extensive state regulation under the New Jersey Casino Control Act (the "New Jersey Act") and the regulations of the New Jersey Commission. In general, the New Jersey Act and regulations provide for more extensive controls over a broader scope of gaming-related activities than does the Nevada regulatory system.

  The New Jersey Act and regulations concern primarily the financial stability and character of casino licensees, their intermediary and holding companies, their employees, their security holders and others financially interested in casino operations, the nature of hotel and casino facilities and a wide range of gaming and non-gaming related operations. The New Jersey Act and regulations include detailed provisions concerning, among other things, financial and accounting practices used in connection with casino operations, residence and equal employment opportunities for employees of casino operators, contractors for casino facilities and others; rules of games, levels of supervision of games and methods of selling and redeeming chips; manner of granting credit, duration of credit and enforceability of gaming debts; manufacture, distribution and sale of gaming equipment; security standards, management control procedures, accounting and cash control methods and reports to gaming authorities; advertising of casinos and standards for entertainment and distribution of alcoholic beverages in casinos. A number of these provisions require practices which are different from those in Nevada and some of them result in casino operating costs being higher than those in comparable facilities in Nevada.

  The New Jersey Act also established the New Jersey Division of Gaming Enforcement (the "New Jersey Division") to investigate all license applications, enforce the provisions of the New Jersey Act and attendant regulations and prosecute all proceedings for violations of the New Jersey Act and regulations before the New Jersey Commission. The New Jersey Division also conducts audits and continuing reviews of all casino operations.

  Adamar of New Jersey, Inc. ("Adamar"), a wholly-owned subsidiary of the Company, has been licensed (subject to quadrennial renewal) by the New Jersey Commission to operate Tropicana Atlantic City. In November 1982, the New Jersey Commission granted a plenary license to Adamar. In November 1995, the license was renewed for a period of four years. The Company and Ramada New Jersey Holdings Corporation ("Holdings"), another of the Company's New Jersey gaming subsidiaries, have been approved as qualified holding companies for Adamar's casino license. Officers and directors of the Company and Adamar and employees who work at casino hotel facilities operated by Adamar also have been or must be approved or licensed. In addition, all contracts affecting the facilities have been or must be approved, and all enterprises that conduct business with Adamar must register with the New Jersey Commission and those enterprises that conduct gaming related businesses or that conduct business on a regular and continuing basis, as defined by the regulations under the New Jersey Act, must be licensed by the New Jersey Commission.

  The New Jersey Commission has broad discretion regarding the issuance, renewal, revocation and suspension of casino licenses. Casino licenses are not transferable. A casino hotel facility must also continually satisfy certain requirements concerning, among other things, the number of qualifying sleeping units and the relationship between the number of qualifying sleeping units and the square footage of casino space. The Company believes that Tropicana Atlantic City continues to meet such requirements.

  The New Jersey Act further provides that each person who directly or indirectly holds any beneficial interest or ownership of the securities issued by a casino licensee or any of its intermediary or holding companies, those persons who, in the opinion of the New Jersey Commission, have the ability to control the casino licensee or its intermediary or holding companies or elect a majority of the board of directors of said companies, other than a banking or other licensed lending institution which makes a loan or holds a mortgage or other lien acquired in the ordinary course of business, and lenders and underwriters of said companies may be required to seek qualification from the New Jersey Commission. However, because the Company is a publicly traded holding company, in accordance with the provisions of the New Jersey Act, a waiver of qualification may be granted by the New Jersey Commission, with the concurrence of the Director of the New Jersey Division, if it is determined that said persons or entities are not significantly involved in the activities of Adamar and, in the case of security holders, do not have the ability to control the Company or elect one or more of its directors. There exists a rebuttable presumption that any person holding 5% or more of the equity securities of a casino licensee's intermediary or holding company or a person having the ability to elect one or more of the directors of such a company has the ability to control the company and thus must obtain qualification from the New Jersey Commission.

  Notwithstanding this presumption of control, the New Jersey Act provides for a waiver of qualification for passive "institutional investors," as defined by the New Jersey Act, if the institutional investor purchased the securities for investment purposes only and where such securities constitute (i) less than 10% of the equity securities of a casino licensee's holding or intermediary company or (ii) debt securities of a casino licensee's holding or intermediary company representing a percentage of the outstanding debt of such company not exceeding 20% or a percentage of any issue of the outstanding debt of such company not exceeding 50%. The waiver of qualification is subject to certain conditions including, upon request of the New Jersey Commission, filing a certified statement that the institutional investor has no intention of influencing or affecting the affairs of the issuer. Additionally, a waiver of qualification may also be granted to institutional investors holding a higher percentage of securities of a casino licensee's holding or intermediary company upon a showing of good cause.

  If the institutional investor is granted such a waiver and subsequently determines to influence or affect the affairs of the issuer, it must provide not less than 30 days notice of such intent and file with the New Jersey Commission an application for qualification before taking any action which may influence or affect the affairs of the issuer, except that an institutional investor holding voting securities shall be permitted to vote on matters put to the vote of the holders of outstanding voting securities. If an institutional investor that has been granted a waiver subsequently changes its investment intent, or if the New Jersey Commission finds reasonable cause to believe that the institutional investor may be found unqualified, no action other than divestiture shall be taken by the investor with respect to the security holdings until there has been compliance with the provisions of the New Jersey Act concerning Interim Casino Authorization. The provisions of the New Jersey Act concerning Interim Casino Authorization provide that whenever a security holder of either equity or debt is required to qualify pursuant to the New Jersey Act, the security holder shall, within 30 days after the New Jersey Commission determines that qualification is required or declines to waive qualification, (i) file a completed application for qualification, along with an executed and approved Trust Agreement, wherein all securities of the holding or intermediary company held by that security holder are placed in trust pending qualification, or (ii) file a notice of intent to divest itself of such securities as the New Jersey Commission may require so as to remove the need for qualification, which securities must be divested within 120 days from the date such determination was made.

  The New Jersey Act further requires that corporate licensees and their subsidiaries, intermediaries and holding companies adopt certain provisions in their certificates of incorporation that require certain remedial action in the event that an individual owner of any security of such company is found disqualified under the New Jersey Act. The required certificate of incorporation provisions vary depending on whether the stock of the company subject to the requirements of the New Jersey Act is publicly or privately traded. Pursuant to the New Jersey Act, the certificate of incorporation of a publicly held company must provide that any securities of such corporation are held subject to the condition that if a holder is found to be disqualified by the New Jersey Commission pursuant to the New Jersey Act such holder shall dispose of his interest in such company. The certificate of incorporation of a privately held company must create the absolute right of the company to repurchase at the market price or purchase price, whichever is the lesser, any security, share or other interest in the company in the event the New Jersey Commission disapproves a transfer in accordance with the provisions of the New Jersey Act.

  The Company is a publicly held company and, accordingly, a provision has been placed in the Company's Restated Certificate of Incorporation which provides that a holder of the Company's securities must dispose of such securities if the holder is found disqualified under the New Jersey Act. In addition, the Restated Certificate of Incorporation for the Company provides that the Company may redeem the stock of any holder found to be disqualified.

  If, at any time, it is determined that Adamar has violated the New Jersey Act or regulations, or if any security holder of the Company, Adamar or Holdings who is required to be qualified under the New Jersey Act is found disqualified but does not dispose of the securities, Adamar could be subject to fines or its license could be suspended or revoked. If Adamar's license is revoked, the New Jersey Commission could appoint a conservator to operate and to dispose of any casino hotel facilities of Adamar. Net proceeds of a sale by a conservator and net profits of operations by a conservator (at least up to an amount equal to a fair return on Adamar's investment which is reasonable for casinos or hotels) would be paid to Adamar.

  In addition to compliance with the New Jersey Act and regulations relating to gaming, any facility built in Atlantic City by Adamar or any other subsidiary of the Company must comply with the New Jersey and Atlantic City laws and regulations relating to, among other things, the Coastal Area Facilities Review Act, construction of buildings, environmental considerations, operation of hotels and the sale of alcoholic beverages.

  The New Jersey Commission is authorized to establish fees for the issuance or renewal of casino licenses. Yearly casino hotel alcoholic beverage license fees are payable for each facility in any of five specified categories in any licensed casino hotel. There is also an annual license fee on each slot machine. The New Jersey Commission is also authorized by regulation to establish annual fees for the issuance and renewal of licenses other than casino licenses.

  The New Jersey Act imposes an annual tax of eight percent on gross revenues (as defined in the New Jersey Act). In addition, casino licensees are required to invest one and one-quarter percent of gross casino revenues for the purchase of bonds to be issued by the Casino Reinvestment Development Authority or make other approved investments equal to that amount; in the event the investment requirement is not met, the casino licensee is subject to a tax in the amount of two and one-half percent on gross revenues.

REGULATION AND LICENSING--MISSOURI

  On November 3, 1992, a statewide referendum authorized gaming in the state of Missouri on the Missouri and the Mississippi Rivers. Local approval from the home dock municipality, as required by the legislation, was also obtained from the City of Caruthersville in the November 3, 1992 election. On April 29, 1993, Missouri enacted revised legislation (the "Missouri Gaming Law") which amended the existing legislation. The Missouri Gaming Law established the Missouri Gaming Commission, which is responsible for the licensing and regulation of riverboat gaming in Missouri and has the discretion to approve license applications for riverboat gaming facilities. In July 1993, the Company was chosen by the City of Caruthersville as the preferred applicant to develop a gaming facility, and on September 20, 1993, the Company, through its subsidiary Aztar Missouri Gaming Corporation ("Aztar Missouri"), filed its initial application with the Missouri Gaming Commission. The Missouri Gaming Commission conducted a formal investigation of Aztar Missouri's application and granted an owner/operator gaming license to Aztar Missouri on April 26, 1995.

  In a statewide election held on November 8, 1994, Missouri voters approved the adoption of an amendment to the Missouri Constitution which permits the legislature to allow games of chance to be conducted on excursion boats and floating facilities on the Mississippi River and the Missouri River. As a result of the amendment, full-scale casino gaming is now available in Missouri. This election clarified the status of the Missouri Gaming Law, which was in flux after a decision by the Missouri Supreme Court and a narrowly defeated statewide constitutional amendment during the early months of 1994.

  Opponents of gaming in Missouri have brought several legal challenges to gaming in the past and may possibly bring similar challenges in the future. There can be no assurances that any future challenges, if brought, would not further interfere with full-scale gaming operations in Missouri, including the operations of Aztar Missouri. Pursuant to the Missouri Gaming Law, as revised, the Missouri Gaming Commission has issued eight gaming licenses throughout the state: one in Caruthersville, two in the St. Louis area, four in the Kansas City area, and one in St. Joseph. See "Risk Factors--Competition."

  Under the Missouri Gaming Law, the ownership and operation of riverboat gaming facilities in Missouri are subject to extensive state and local regulation. As part of the application and licensing process for a gaming license, the applicant must submit detailed financial, operating and other reports to the Missouri Gaming Commission. Each applicant has an ongoing duty to update the information provided to the Missouri Gaming Commission in the application. In addition to the information required of the applicant, directors, officers and other key persons must submit Personal Disclosure Forms which include detailed personal financial information and are subject to thorough investigations. In addition, certain officers and directors of Aztar have submitted Personal Disclosure Forms to the Missouri Gaming Commission. All gaming employees must obtain an occupational license issued by the Missouri Gaming Commission.

  The operators' licenses are issued through application to the Missouri Gaming Commission, which requires, among other things, (a) investigations into an applicant's character, financial responsibility and experience qualifications and (b) that applicants furnish (i) an affirmative action plan for the hiring and training of minorities and women and (ii) an economic development or impact report. License fees are a minimum of $50,000 for the initial application and $25,000 annually thereafter.

  Licenses are to last for a term of two years, except that the first license and initial renewal granted to each gaming operator are to be for terms of one year. Aztar Missouri and its officers and certain employees are in the process of the first renewal of the owner/operator license and occupational licenses. In connection with this renewal, certain officers and directors of Aztar have been requested to submit updated Personal Disclosure Forms. Aztar Missouri has no reason to believe that these renewal applications will not be approved. The Missouri Gaming Commission has begun its investigation of Aztar Missouri's renewal application, which is expected to conclude in July 1996. However, there can be no assurance that Aztar Missouri's renewal application will be approved in a timely manner or at all.

  The Missouri Gaming Commission may revoke or suspend gaming licenses and impose other penalties for violations of the Missouri Gaming Law and the rules and regulations promulgated thereunder. Penalties include forfeiture of all gaming equipment used for improper gaming and fines of up to three times an operator's highest daily gross adjusted receipts during the preceding twelve months. The gaming licenses may not be transferred nor pledged as collateral, and the Missouri Gaming Law regulations bar a licensee from taking any of the following actions without prior approval by the Missouri Gaming Commission:
(a) any individual transfer of an interest of 5% or greater, either directly or indirectly, in a publicly traded company which holds a license; (b) distribution of assets in excess of 5% of accumulated earnings of a licensee to anyone with an ownership interest in the licensee; or (c) entering into any transaction with a dollar value in excess of a certain threshold ($500,000 to $1,000,000). The restrictions on transfer of ownership apply to the Company as well as the direct licensee, Aztar Missouri.

  The bulk of the Missouri administrative rules contains detailed requirements concerning the operation of a licensed excursion gaming boat facility. These include a charge of two dollars per gaming customer that licensees must pay to the Missouri Gaming Commission, minimum payout requirements, a 20% tax on adjusted gross receipts, prohibitions against providing credit to gaming customers (except for the use of credit cards and cashing checks) and a requirement that each licensee reimburse the Missouri Gaming Commission for all costs of any Missouri Gaming Commission staff necessary to protect the public on the licensee's riverboat. Licensees also must submit audited quarterly financial reports to the Missouri Gaming Commission and pay the associated auditing fees. Other areas of operation which are subject to regulation under the Missouri rules are the size, denomination and handling of chips and tokens; the surveillance methods and computer monitoring of electronic games; accounting and audit methods and procedures; and approval of an extensive internal control system. The Missouri rules also require that all of an operator's purchases must be from suppliers licensed by the Missouri Gaming Commission.

  Although the Missouri Gaming Law provides no limit on the amount of riverboat space that may be used for gaming, the Missouri Gaming Commission is empowered to impose such space limitations through the adoption of rules and regulations. Additionally, United States Coast Guard safety regulations could affect the amount of riverboat space that may be devoted to gaming. In addition, the Missouri Gaming Law imposes a $500 loss limit per cruise and requires licensees to maintain scheduled cruises or excursions with boarding and de-boarding times, regardless of whether a gaming riverboat actually cruises the river, or has been granted continuous docking status pursuant to the Missouri Gaming Law, as described below.

  The Missouri Gaming Commission is empowered to determine on a city and county-specific basis where dockside gaming is appropriate and shall be permitted. Dockside gaming in Missouri may differ from dockside gaming in other states, because the Missouri Gaming Commission requires "simulated cruising." This requirement permits customers to board dockside riverboats only at specified times and prohibits boarding during the period of a simulated cruise, which is expected to last for two to three hours. However, customers are permitted to leave the facility at any time. The Missouri Gaming Commission has authorized seven of eight licensed facilities to operate all or a portion of their facilities on a continuously docked basis with a "simulated cruise" schedule. On February 15, 1996, the Commission granted Aztar Missouri the authority to operate gambling games on part of its floating facility, previously used for nongaming activities, such as ticketing, under the continuous docking provision of the Missouri Gaming Law. The Commission's order does not affect Aztar Missouri's riverboat facility, the City of Caruthersville, which does not have the authority to conduct gambling games while continuously docked, unless such docking is caused by weather or other circumstances.

REGULATION AND LICENSING--INDIANA

  The ownership and operation of riverboat casinos in certain designated waters are subject to extensive state regulation under the Indiana Riverboat Gambling Act (the "Indiana Act") and regulations which the Indiana Gaming Commission is authorized to adopt under the Indiana Act. The Indiana Act and the regulations the Indiana Gaming Commission has adopted to date and is expected to adopt in the future are significant to the Company's prospects for successfully operating its Evansville, Indiana based riverboat casino and associated developments.

  The Indiana Act extends broad and pervasive regulatory powers and authority to the Indiana Gaming Commission. The Indiana Gaming Commission took office in September 1993, and, thus far, its activities have been predominantly directed toward establishing a regulatory and administrative infrastructure for licensing of prospective applicants for the limited number of riverboat owner's licenses authorized by the Indiana Act (five for operations docking on Lake Michigan, one on a landlocked lake in Southwestern Indiana and five on the Ohio River, including the Company's facility in Evansville, Indiana), and on developing systems and "rules of the game" for the actual operation of riverboat casinos. See "Risk Factors--Competition." The Indiana Gaming Commission has adopted a set of regulations under the Indiana Act which covers numerous operational matters concerning riverboat casinos licensed by the Commission and has proposed other rules for adoption.

  Among regulations adopted is one dealing with riverboat excursions, routes and public safety. The Indiana Act requires licensed riverboat casinos to be cruising vessels and the regulations carry out the legislative intent with appropriate recognition of public safety needs. Riverboat gaming excursions are limited to a duration of up to four hours unless expressly approved by the Indiana Gaming Commission. No gaming may be conducted while the boat is docked except (1) for 30-minute time periods at the beginning and end of a cruise while the passengers are embarking and disembarking, (2) if the master of the riverboat reasonably determines that specific weather or water conditions present a danger to the riverboat, its passengers and crew, (3) if either the vessel or the docking facility is undergoing mechanical or structural repair,
(4) if water traffic conditions present a danger to (A) the riverboat, riverboat passengers and crew or (B) other vessels on the water, or (5) if the master has been notified that a condition exists that would cause a violation of Federal law if the riverboat were to cruise. For Ohio River excursions, such as those the Company is conducting through its Evansville operation, "full excursions" must be conducted at all times during a year unless the master determines otherwise, for the above-stated reasons. A "full excursion" is a cruise on the Ohio River.

  The Company, through an Indiana subsidiary, has received from the Indiana Gaming Commission a riverboat owner's license for the Evansville, Indiana market. The Company has completed requirements for formal licensing and commenced operations in Evansville on December 7, 1995. The Ohio River has waters in both Indiana and Kentucky in the Evansville vicinity. Because riverboat casino gambling is illegal in Kentucky, authorities of that state have raised issues about Indiana-licensed riverboats operating in Kentucky waters. The Company's Evansville riverboat cruises from its dock without entering Kentucky waters, under its currently approved cruising route, thereby avoiding those issues.

  A riverboat owner's license has an initial effective period of five years and is subject to annual renewal thereafter. The Indiana Gaming Commission has broad discretion with respect to the initial issuance of licenses and also with respect to the renewal, revocation, suspension and control of riverboat owner's licenses. The Act requires a reinvestigation after three years to ensure the owner continues to be suitable for licensure. Officers, directors and principal owners of the actual license holder and employees who are to work on the riverboat are subject to substantial disclosure requirements as a part of securing and maintaining necessary licenses. Significant contracts are subject to disclosure and approval processes. Suppliers of gaming equipment and materials must also be licensed under the Indiana Act. The present license expires in December 2000.

  The Indiana Act requires licensees to disclose to the Indiana Gaming Commission the identity of all directors, officers and persons holding direct or indirect beneficial interests of 1% or greater. The Indiana Gaming Commission also requires a broad and comprehensive disclosure of financial and operating information on licensees and their principal officers. The Company has provided full information and documentation to the Indiana Gaming Commission, and it must continue to do so, during the license.

  In addition to receiving a license to conduct riverboat casino operations from the Indiana Gaming Commission, the Company has secured permits and approvals from the United States Army Corps of Engineers to develop the facilities it is using to conduct operations. The Company has received two alcoholic beverage permits: one for riverboat excursions and one for land support facilities. All building permits and other approvals for the permanent facilities have been received, and the project is under construction.

  The Indiana Act prescribes a tax on adjusted gross receipts from gambling games authorized under the Indiana Act at the rate of 20% on adjusted gross receipts. For this purpose, adjusted gross receipts means the total of all cash and property received from gaming operations less cash paid out as winnings and uncollectible gaming receivables. The Indiana Act also prescribes an additional tax for admissions, based upon $3 for each person admitted to a gaming excursion. Recent legislation permits the imposition of property taxes on riverboats at rates to be determined by local taxing authorities. Indiana corporations are also subject to the Indiana gross income tax, the Indiana adjusted gross income tax and the Indiana supplemental corporate net income tax.

  The Indiana Act places special emphasis upon minority and women's business enterprise participation in the riverboat industry. Any person issued a riverboat owner's license must establish goals of at least 10% of the total dollar value of the licensee's contracts for goods and services with minority business enterprises and 5% of the total dollar value of the licensee's contracts for goods and services with women's business enterprises. The Indiana Gaming Commission may suspend, limit or revoke the owner's license or impose a fine for failure to comply with the statutory requirements.

  Minimum and maximum wagers on games on the riverboat are left to the discretion of the licensee. Wagering may not be conducted with money or other negotiable currency.

  An institutional investor which acquires 5% or more of any class of voting securities of a holding company of a licensee is required to notify the Indiana Gaming Commission and to provide additional information, and may be subject to a finding of suitability. A person who acquires 5% or more of any class of voting securities of a holding company of a licensee is required to apply to the Indiana Gaming Commission for a finding of suitability. A riverboat licensee or an affiliate may not enter into a debt transaction of $1 million or more without approval of the Indiana Gaming Commission.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's authorized capital stock consists of 110,000,000 shares, of which 100,000,000 shares are Common Stock, par value $.01 per share (the "Common Stock"), and 10,000,000 shares are Preferred Stock, $.01 par value per share (the "Preferred Stock"), issuable in series, of which 50,000 shares have been designated Series A Junior Participating Preferred Stock (the "Series A Preferred Stock") and reserved for issuance pursuant to the Company's Rights Plan (defined below) and 100,000 shares have been designated Series B ESOP Convertible Preferred Stock (the "ESOP Stock") and issued to the Company's Employee Stock Ownership Plan (the "ESOP"). The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation, as amended (the "Aztar Certificate"), the Company's By-Laws (the "Aztar By-Laws"), and the Rights Agreement between the Company and Wells Fargo Bank, N.A., as rights agent thereunder, and to Delaware corporation law.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. The Company's Board (the "Aztar Board") is currently comprised of ten members having staggered three-year terms. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Aztar Board out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The shares of Common Stock outstanding immediately following the completion of this offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue. As of March 28, 1996, there were 38,352,798 shares of Common Stock outstanding. See "Capitalization." The Common Stock is currently listed and traded on the NYSE.

PREFERRED STOCK

  The Preferred Stock may be issued from time to time in one or more series with such designations, preferences and relative participating, optional, or other special rights and qualifications, limitations or restrictions thereof, as shall be stated in the resolutions adopted by the Aztar Board providing for the issuance of such Preferred Stock or series thereof. Unless otherwise required by applicable law or regulations, shares of Preferred Stock will be issuable without further authorization by vote or consent of the holders of Common Stock and on such terms and for such consideration as may be determined by the Aztar Board. If applicable law or regulation does not require shareholder approval as a condition to the issuance of such shares in any particular transaction, it is expected that such approval will not be sought. The Aztar Board has broad discretion with respect to designating and establishing the terms of each series of Preferred Stock prior to its issuance. In this connection, the Aztar Board may fix for each series (i) the number of shares constituting that series, (ii) the rate of dividends, if any,
(iii) voting rights, if any, (iv) the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion, (v) the price at and the terms and conditions on which shares may be redeemed, (vi) sinking fund provisions, if any, for the redemption or purchase of shares, (vii) the amount payable upon shares in the event of voluntary or involuntary liquidation, (viii) the conditions or restrictions upon the creation of indebtedness of the Company or upon the issuance of capital stock of the Company and (ix) the conditions or restrictions with respect to the payment of dividends upon, or the making of other distributions to, or the acquisition or redemption of, shares ranking junior to the Preferred Stock.

  The provisions of a particular series of the Preferred Stock, as designated by the Aztar Board, could have an adverse effect on the earnings of the Company available for dividends on the Common Stock and for other corporate purposes and on amounts distributable to the holders of Common Stock if the Company were liquidated. Such provisions may include restrictions on the ability of the Company to pay dividends on or repurchase Common Stock or to purchase or redeem shares of a particular series of Preferred Stock. if there exists an arrearage in dividends or sinking fund installments with respect to any other series of Preferred Stock.

  The Preferred Stock may be issued in connection with the acquisition of other businesses or properties. However, the Company has no existing agreements or understandings with respect to any acquisition which call for the issuance of any shares of Preferred Stock.

  The issuance of shares of Preferred Stock under particular circumstances could be used to create voting impediments or to otherwise frustrate an attempt to change control of the Company. Such shares could be privately placed with purchasers friendly to the Aztar Board in opposing an unsolicited takeover bid. In addition, the Aztar Board could authorize holders of a series of Preferred Stock to vote as a class, either separately or with the holders of Common Stock, on any merger, sale or exchange of assets or any other extraordinary corporate transaction involving the Company. The existence of the Preferred Stock might also be considered as having the effect of discouraging an attempt by another person to acquire control of the Company with a view to imposing a merger or other extraordinary corporate transaction that may not be in the best interests of all of the stockholders, because the issuance of new shares of Preferred Stock could be used to dilute stock ownership and voting power of a person or entity seeking to obtain control of the Company.

  ESOP Stock. The 100,000 shares of ESOP Stock were purchased by the ESOP in December 1989 for $10,000,000 with funds borrowed from a subsidiary of the Company. These funds are repayable in even semiannual payments of principal and interest at 13 1/2% per year over a 10-year term. During 1995, 1994 and 1993, respectively, 2,797 shares, 2,206 shares and 1,203 shares were redeemed primarily in connection with employee terminations and at March 28, 1996, cumulative redemptions totaled 7,962 shares. The ESOP Stock has an annual dividend rate of $8.00 per share per annum payable semiannually in arrears. Each share may be converted into Common Stock at $9.46, subject to adjustment in certain circumstances, and has a liquidation preference of $100.00 per share. These shares have no voting rights except in the case of either extraordinary transactions (e.g., mergers, liquidations, business combinations, etc.) or a default in the payment of dividends on the ESOP Stock for six consecutive semiannual periods. In the case of an extraordinary transaction, holders of the ESOP Stock would vote with holders of the Common Stock as a single class. In the case of a default in the payment of dividends on the ESOP Stock, holders of ESOP Stock would be entitled to elect one director to the Aztar Board. In such cases, each share of ESOP Stock would have one vote per share of Common Stock into which the ESOP Stock is convertible or exchangeable. Employees would have "pass-through" voting rights with respect to Aztar Shares allocated to their ESOP accounts. The ESOP trustee would vote unallocated (i.e., "suspense") Common Stock and allocated Common Stock for which no direction is received in the same proportion that directed Common Stock is voted. Shares not allocated to participant accounts and those shares not vested may be redeemed at $100.00 per share. The shares that have been allocated to the ESOP participant accounts and have vested are redeemable at the higher of appraised value, conversion value or $100.00 per share, by the participant upon termination.

  Series A Preferred Stock. The Series A Preferred Stock has been authorized in connection with the Rights Plan described below. The Series A Preferred Stock, will, if issued, be non-redeemable and will rank junior to all other series of Preferred Stock as to the payment of dividends and distribution of assets (unless otherwise provided therein). Each share of Series A Preferred Stock will have a minimum preferential quarterly dividend rate of $10.00 per share, but will be entitled to an aggregate dividend of 1,000 times the dividend declared on the Common Stock, subject to certain adjustments. In the event of liquidation, the holders of the Series A Preferred Stock will receive a preferred liquidation payment of $100.00 per share plus an amount equal to accrued and unpaid dividends and distributions thereon. Following the payment of the liquidation preference, no additional distributions will be made to the holders of shares of Series A Preferred Stock until the holders of Common Stock shall have received an amount per share equal to the quotient obtained by dividing the Series A Preferred Stock liquidation preference by 1,000, subject to certain adjustments, and following such payment the holders of shares of Series A Preferred Stock and Common Stock shall share ratably and proportionately in the remaining assets. Each share of Series A Preferred Stock will initially have 1,000 votes, voting together as one class with the Common Stock. If at any time dividends on any Preferred Stock shall be in arrears in an amount equal to six quarterly dividends, all holders of Series A Preferred Stock, voting as a class, shall have the right to appoint two directors. Certain restrictions are imposed on the Company in the event quarterly dividends or other dividends or distributions payable on the Preferred Stock are in arrears. In the event of any consolidation, merger, combination or other transaction in which Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Series A Preferred Stock will be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or other property into which or for which each Share is changed or exchanged, subject to certain adjustments. The foregoing rights of the Series A Preferred Stock are protected against dilution in the event additional shares of Common Stock are issued pursuant to a stock split, stock dividend or similar recapitalization. Fractional shares of Series A Preferred Stock (other than fractional shares evenly divisible by one one-thousandth) will not be issuable and in lieu thereof a cash payment equal to the same fraction of the current market value of one one-thousandth of a share of Series A Preferred Stock will be made to such holders. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of the interest in one one-thousandth of a share of Series A Preferred Stock which may be purchased with each Right issued pursuant to the Rights Agreement should approximate the value of one share of Common Stock.

RIGHTS PLAN

  In 1989, the Aztar Board distributed one Right for each outstanding share of Common Stock (the "Rights Plan"). Each Right initially entitles the registered holder, subject to the occurrence of certain events, to purchase from the Company a unit with no par value (a "Unit") consisting of one one-thousandth of a share of Series A Preferred Stock at a purchase price of $40.00 per Unit, subject to adjustment. Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding (including the shares being sold in this offering), and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the happening of certain events. The Rights are not exercisable until the Distribution Date and will expire in December 1999, unless earlier redeemed by the Company.

CERTAIN ADDITIONAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION

  The Aztar Certificate provides (i) that the Aztar Board may consider the interests of constituents of the Company other than the Company's shareholders in evaluating certain takeover proposals; (ii) that shareholders of the Company may not act without a duly called annual or special meeting, except upon the signing of a written consent signed by all of the shareholders of the Company entitled to vote thereon; (iii) that shareholders of the Company may not call a special meeting of shareholders; (iv) that, in general, (a) no holder of 5% or more of Common Stock who has neither been qualified by nor obtained a waiver of qualification from the relevant gaming authorities with respect to gaming licenses of the Company would be entitled to vote any Common Stock beneficially owned by such holder; (b) that the Company shall have the right, after giving written notice, to require that any Disqualified Holder (as defined below) dispose of any and all of the Company's Publicly-traded Securities (as defined below) held by such Disqualified Holder; and (c) that the Company would have the right, at its option, to redeem any or all of the shares of capital stock beneficially owned by a Disqualified Stockholder (as defined below) (the "Gaming Provision"); (v) that a director on the Aztar Board may be removed only for cause and only by the affirmative vote of not less than 80% of the outstanding stock of the Company entitled to vote for the election of such director; (vi) that a Business Combination (as defined) with or proposed by or on behalf of an Interested Stockholder (as defined) would require an affirmative vote of 66 2/3% of the votes entitled to be cast by holders of the Voting Stock (as defined) of the Company (excluding Voting Stock held by the Interested Stockholder and certain related parties) unless the transaction is approved by a majority of the Aztar Board prior to the Acquisition Date (as defined below); (vii) that directors of the Company shall not be liable for damages for breach of their fiduciary duty of care, subject to certain exceptions; (viii) that the Aztar Board would be expressly authorized to make, adopt, alter, amend, change or repeal the Aztar By-Laws, and that the shareholders of the Company would not have the right to make, adopt, alter, amend, change or repeal the Aztar By-Laws except upon the affirmative vote of not less than 80% of the outstanding stock of the Company entitled to vote thereon; and (ix) that notwithstanding anything to the contrary in the Aztar Certificate, the affirmative vote of at least 80% of all of the Voting Stock voting together as a single class, other than Voting Stock beneficially owned by an Interested Stockholder, is required to alter, amend, or repeal the foregoing provisions.

  Under the Gaming Provision, except as otherwise approved by the Aztar Board, no shareholder who is an "Unqualified Stockholder" or a "Disqualified Stockholder" would be entitled to vote, directly or indirectly, any shares of the Company's capital stock beneficially owned by such shareholder on any matter. An "Unqualified Stockholder" is defined as any beneficial owner of 5% or more of the Company's outstanding capital stock who has neither been qualified by nor obtained a waiver of qualification from each of the gaming authorities requiring qualification with respect to each of the Company's gaming licenses and authorizations. A "Disqualified Stockholder" is defined as any shareholder who has been found unsuitable or disqualified by any gaming authority with respect to any of the Company's gaming licenses or authorizations, if such finding has not been reversed, vacated or superseded. Common Stock held by an Unqualified Stockholder or Disqualified Stockholder would not be considered as outstanding stock entitled to vote for any purpose.

  In addition, under the Gaming Provision, the Company would have the right, upon written notice, to require that a "Disqualified Holder" of Publicly-traded Securities dispose of any and all Aztar Publicly-traded Securities held by such Disqualified Holder. A "Disqualified Holder" is defined as any holder of Publicly-traded Securities who has been found unsuitable or disqualified by any gaming authority with respect to any of the Company's gaming licenses or authorizations, if such finding has not been reversed, vacated or superseded. "Publicly-traded Securities" are defined as any securities which are listed or admitted to trading on any national securities exchange or are quoted on the NASDAQ.

  The Company would also have the right, at its option, to call for redemption any or all of the shares of the Company's capital stock beneficially owned by a Disqualified Stockholder. Generally, the "Redemption Price" paid to the Disqualified Stockholder for each share of capital stock, in the case of exchange-listed or NASDAQ-quoted stock, would be equal to the average closing price of such shares for the 20-day period preceding the date of the notice of redemption, and if the stock were not listed or quoted, then the Redemption Price would be the fair market value as determined by the Aztar Board. The Company would have the right to pay the Redemption Price to the Disqualified Stockholder in cash, property or rights, including securities of the Company, as the Aztar Board might determine. If, on the date set for redemption, a holder failed to deliver the certificates for the shares to be redeemed properly endorsed for transfer, the payment to be delivered by the Company would be set aside to be delivered to the holder, without interest, upon surrender of the certificates. Unsurrendered certificates would no longer represent outstanding shares, the right to receive further dividends with respect to those shares would cease, and all rights of the person holding those shares would cease, except for the right to receive the payment which had been set aside with respect to those shares.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

  Under the Aztar Certificate, upon the sale of the Common Stock offered hereby there will be 55,647,202 shares of Common Stock authorized but unissued (assuming no exercise of the Underwriters' over-allotment option or of options or conversion of ESOP Stock) for future issuance, generally without additional stockholder approval. See "Capitalization." These additional shares may be utilized for a variety of corporate purposes, including to raise additional capital or facilitate corporate acquisitions.

  One of the effects of the existence of unissued and unreserved Common Stock may be to enable the Aztar Board to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

  The Company does not currently have any plans to issue additional shares of Common Stock other than restricted stock under benefit plans, shares of Common Stock which may be issued upon the exercise of options which have been granted or which may be granted in the future or upon the conversion of ESOP Stock and treasury shares issuable when claimed by shareholders of a predecessor of the Company.

INDEMNIFICATION

  The Aztar Certificate contains a provision that limits the liability of the Company's directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Delaware General Corporation Law. Such limitation does not, however, affect the liability of a director unless such director acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company has entered into indemnification agreements with its directors and executive officers.

REGISTRAR AND TRANSFER AGENT

  The registrar and transfer agent for the Common Stock is Wells Fargo Bank, N.A.

              CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

                       TO NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign state, local, or other taxing jurisdiction.

DIVIDENDS

  Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-United States Holders should consult any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

  A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met, or (iii) in the case of a Non-United States Holder who holds more than 5% of the Common Stock, the Non-United States Holder is subject to tax under the United States real property holding company rules discussed below. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties that may provide for different rules.

  Because of the Company's present ownership and anticipated development of substantial real property assets in the United States, the Company may presently be, or may become, a United States real property holding company (i.e., generally, any domestic corporation if the fair market value of its United States real property interests equals or exceeds 50% of the fair market value of its worldwide real property interests and business assets). If the Company were to be treated as a United States real property holding company, a Non-United States Holder who holds more than 5% of the Common Stock may be subject to United States Federal income taxation on any gain realized from the sale or exchange of such stock, unless an exemption is provided under an applicable treaty.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States Federal estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Company must report annually to the United States Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

  Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-United States Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that certain required information is furnished to the United States Internal Revenue Service.

  These information reporting and backup withholding rules are under review by the United States Treasury and their application to the Common Stock could be changed by future regulations. The United States Internal Revenue Service has recently issued proposed Treasury regulations concerning these rules which, if adopted in their present form, would be effective for payments made after December 31, 1997. Prospective investors should consult their tax advisors concerning the potential adoption of such proposed Treasury regulations and the potential effect on their ownership and disposition of the Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") between the Company and the underwriters named below (the "Underwriters"), for whom Salomon Brothers Inc, Donaldson, Lufkin & Jenrette Securities Corporation, Montgomery Securities and Dean Witter Reynolds Inc. are acting as representatives (the "Representatives"), the Company has agreed to sell to each of the Underwriters, and each of the Underwriters severally has agreed to purchase from the Company, the shares of Common Stock set forth opposite its name below:

   UNDERWRITERS                                                NUMBER OF SHARES
   ------------                                                ----------------
   Salomon Brothers Inc ......................................
   Donaldson, Lufkin & Jenrette
    Securities Corporation....................................
   Montgomery Securities......................................
   Dean Witter Reynolds Inc. .................................
                                                                  ---------
       Total..................................................    6,000,000
                                                                  =========

  In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below) if any such shares are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company has been advised by the Representatives that the several Underwriters initially propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $      per share. After the initial
public offering, the public offering price and such concessions may be changed from time to time by the Underwriters.

  The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day subsequent to the date of this Prospectus, to purchase up to an aggregate of 900,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, incurred in the sale of the shares of Common Stock. To the extent that the Underwriters exercise such option, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the percentage it is required to purchase of the total number of shares of Common Stock in the above table.

  The Company and its executive officers have agreed that they will not offer, sell or contract to sell or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 120 days after the date of this Prospectus, except for the shares of Common Stock offered hereby, the issuance of shares by the Company pursuant to stock options and the issuance of shares or options by the Company pursuant to employee benefit, stock option or ownership plans of the Company or the ESOP outstanding or in effect on the date of this Prospectus, without the prior written consent of the Representatives.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

                                    EXPERTS

  The consolidated balance sheets as of December 28, 1995 and December 29, 1994, and the consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 28, 1995 of the Company and its subsidiaries included in this Prospectus, and the financial statement schedules for each of the three years in the period ended December 28, 1995 incorporated by reference from the Company's 1995 Report on Form 10-K, as amended by the Form 10-K/A filed June 5, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as indicated in their reports with respect thereto, and are included herein or incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California. Certain legal matters relating to the offering will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain legal matters with respect to Nevada, New Jersey, Indiana and Missouri will be passed upon by Lionel Sawyer & Collins; Hankin, Sandson & Sandman; Ice Miller Donadio & Ryan; and Thompson Coburn, respectively.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Accountants........................................ F-2
Consolidated Balance Sheets at December 28, 1995 and December 29, 1994... F-3
Consolidated Statements of Operations for the years ended December 28,
 1995, December 29, 1994 and December 30, 1993........................... F-4
Consolidated Statements of Cash Flows for the years ended December 28,
 1995, December 29, 1994 and December 30, 1993........................... F-5
Consolidated Statements of Shareholders' Equity for the years ended
 December 28, 1995, December 29, 1994 and December 30, 1993.............. F-6
Notes to Consolidated Financial Statements............................... F-7
Consolidated Balance Sheets at March 28, 1996 and December 28, 1995
 (unaudited)............................................................. F-23
Consolidated Statements of Operations for the quarters ended March 28,
 1996 and March 30, 1995 (unaudited)..................................... F-24
Consolidated Statements of Cash Flows for the quarters ended March 28,
 1996 and March 30, 1995 (unaudited)..................................... F-25
Consolidated Statements of Shareholders' Equity for the quarters ended
 March 28, 1996 and March 30, 1995 (unaudited)........................... F-26
Notes to Consolidated Financial Statements (unaudited)................... F-27

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Aztar Corporation

  We have audited the consolidated balance sheets of Aztar Corporation and Subsidiaries as of December 28, 1995 and December 29, 1994, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aztar Corporation and Subsidiaries as of December 28, 1995 and December 29, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 1995 in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

Phoenix, Arizona
February 14, 1996

                       AZTAR CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                    DECEMBER 28, 1995 AND DECEMBER 29, 1994

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            1995       1994
                                                         ----------  --------
ASSETS
Current assets:
  Cash and cash equivalents............................. $   26,527  $ 43,861
  Short-term investments................................        --      8,250
  Accounts receivable, net..............................     21,325    17,391
  Refundable income taxes...............................      1,261       723
  Inventories...........................................      6,591     5,693
  Prepaid expenses......................................      9,417     9,992
  Deferred income taxes.................................      8,013     7,894
                                                         ----------  --------
    Total current assets................................     73,134    93,804
Investments in and advances to unconsolidated partner-
 ship...................................................     11,467    12,627
Other investments.......................................     27,964    24,928
Property and equipment:
  Buildings, riverboats and equipment, net..............    711,454   635,678
  Land..................................................     95,589    81,795
  Construction in progress..............................     46,102    37,965
  Leased under capital leases, net......................        535       852
                                                         ----------  --------
                                                            853,680   756,290
Deferred charges and other assets.......................     46,993    27,710
                                                         ----------  --------
                                                         $1,013,238  $915,359
                                                         ==========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accruals......................... $   60,226  $ 39,447
  Accrued payroll and employee benefits.................     18,012    15,467
  Accrued interest payable..............................     14,995    13,847
  Income taxes payable..................................      2,197     2,608
  Current portion of long-term debt.....................        466       666
  Current portion of other long-term liabilities........      6,172       636
                                                         ----------  --------
    Total current liabilities...........................    102,068    72,671
Long-term debt..........................................    496,439   430,212
Other long-term liabilities.............................     30,699    21,986
Deferred income taxes...................................     18,914    24,411
Contingencies and commitments...........................
Series B ESOP convertible preferred stock (redemption
 value $6,114 and $4,900)...............................      5,459     4,711
Shareholders' equity:
  Common stock, $.01 par value (38,265,813 and
   37,459,228 shares outstanding).......................        422       414
  Paid-in capital.......................................    352,221   347,284
  Retained earnings.....................................     24,922    30,555
  Less: Treasury stock..................................    (17,027)  (16,885)
     Unearned compensation..............................       (879)      --
                                                         ----------  --------
    Total shareholders' equity..........................    359,659   361,368
                                                         ----------  --------
                                                         $1,013,238  $915,359
                                                         ==========  ========

   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

 FOR THE YEARS ENDED DECEMBER 28, 1995, DECEMBER 29, 1994 AND DECEMBER 30, 1993
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    1995      1994      1993
                                                  --------  --------  --------
REVENUES
  Casino........................................  $469,211  $443,392  $439,294
  Rooms.........................................    40,543    41,514    32,248
  Food and beverage.............................    47,343    42,657    36,357
  Other.........................................    15,772    13,877    10,863
                                                  --------  --------  --------
                                                   572,869   541,440   518,762
COSTS AND EXPENSES
  Casino........................................   226,239   205,995   219,721
  Rooms.........................................    24,967    25,268    19,495
  Food and beverage.............................    44,320    39,361    34,773
  Other.........................................    10,250     7,753     6,737
  Marketing.....................................    57,445    44,494    42,793
  General and administrative....................    50,292    47,895    45,981
  Utilities.....................................    13,605    13,556    12,328
  Repairs and maintenance.......................    20,986    19,905    19,953
  Provision for doubtful accounts...............     3,611     3,102     1,566
  Property taxes and insurance..................    19,927    17,781    16,729
  Net rent......................................    11,308     9,951    27,747
  Depreciation and amortization.................    39,494    36,972    32,652
  Preopening costs..............................     7,724       --        868
                                                  --------  --------  --------
                                                   530,168   472,033   481,343
                                                  --------  --------  --------
Operating income................................    42,701    69,407    37,419
  Interest income...............................     3,251     3,139    24,172
  Interest expense..............................   (51,052)  (49,711)  (45,363)
                                                  --------  --------  --------
Income (loss) before other items, income taxes
 and extraordinary items........................    (5,100)   22,835    16,228
  Equity in unconsolidated partnership's loss...    (5,081)   (4,169)   (3,822)
                                                  --------  --------  --------
Income (loss) before income taxes and extraordi-
 nary items.....................................   (10,181)   18,666    12,406
  Income taxes..................................     5,187    (1,862)   (1,024)
                                                  --------  --------  --------
Income (loss) before extraordinary items........    (4,994)   16,804    11,382
  Extraordinary items...........................       --     (2,708)      --
                                                  --------  --------  --------
Net income (loss)...............................  $ (4,994) $ 14,096  $ 11,382
                                                  ========  ========  ========
Earnings per common and common equivalent share:
  Income (loss) before extraordinary items......  $   (.14) $    .42  $    .28
  Extraordinary items...........................       --       (.07)      --
                                                  --------  --------  --------
  Net income (loss).............................  $   (.14) $    .35  $    .28
                                                  ========  ========  ========
Earnings per common share assuming full dilu-
 tion:
  Income (loss) before extraordinary items......         *  $    .41  $    .27
  Extraordinary items...........................         *      (.07)      --
                                                            --------  --------
  Net income (loss).............................         *  $    .34  $    .27
                                                            ========  ========
Weighted average common shares applicable to:
  Earnings per common and common equivalent
   share........................................    39,026    38,196    38,367
  Earnings per common share assuming full dilu-
   tion.........................................         *    39,224    39,429

- --------
* Anti-dilutive
   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 28, 1995, DECEMBER 29, 1994 AND DECEMBER 30, 1993
                                 (IN THOUSANDS)

                                                  1995       1994       1993
                                                ---------  ---------  ---------
Cash Flows from Operating Activities
Net income (loss).............................  $  (4,994) $  14,096  $  11,382
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
 Depreciation and amortization................     42,808     39,529     34,577
 Provision for losses on accounts receivable..      3,611      3,102      1,566
 Loss on reinvestment obligation..............        --         950        991
 Interest income..............................        --         --       1,889
 Rent expense.................................       (636)        (5)      (880)
 Distribution in excess of equity in income of
  partnership.................................      1,160      1,149      1,449
 Deferred income taxes........................     (5,616)    (3,043)    (1,280)
 Change in assets and liabilities:
 (Increase) decrease in accounts receivable...     (7,545)    (1,577)    (1,442)
 (Increase) decrease in refundable income
  taxes.......................................       (538)     1,339        --
 (Increase) decrease in inventories and
  prepaid expenses............................       (516)    (1,121)    (1,969)
 Increase (decrease) in accounts payable,
  accrued expenses and income taxes payable...     25,066      1,434      1,955
 Other items, net.............................      6,375      5,780      2,087
                                                ---------  ---------  ---------
  Net cash provided by (used in) operating
   activities.................................     59,175     61,633     50,325
                                                ---------  ---------  ---------
Cash Flows from Investing Activities
(Increase) decrease in invested funds.........      8,250     (8,250)       --
Payments received on TropWorld second
 mortgage.....................................        --         --      24,400
Payments received on other notes receivable...      1,009        965      2,191
Reduction in other investments................     11,950        --         --
Increase in TropWorld second mortgage.........        --         --     (24,400)
Increase in other notes receivable............        --         --        (419)
Purchases of property and equipment...........   (135,863)   (54,442)   (77,804)
Acquisition of AREI/AGP partnership interests,
 net of cash acquired.........................        --         --     (61,859)
Additions to other long-term assets...........    (28,463)    (6,682)    (6,391)
                                                ---------  ---------  ---------
  Net cash provided by (used in) investing
   activities.................................   (143,117)   (68,409)  (144,282)
                                                ---------  ---------  ---------
Cash Flows from Financing Activities
Proceeds from issuance of long-term debt......     83,600    254,795     35,000
Proceeds from issuance of common stock........      1,977        274      2,149
Principal payments on long-term debt..........    (17,837)  (231,507)    (2,157)
Debt issuance costs...........................        (80)   (11,473)      (969)
Preferred stock dividend......................       (754)      (773)      (787)
Redemption of preferred stock.................       (298)      (230)      (131)
                                                ---------  ---------  ---------
  Net cash provided by (used in) financing
   activities.................................     66,608     11,086     33,105
                                                ---------  ---------  ---------
Net increase (decrease) in cash and cash
 equivalents..................................    (17,334)     4,310    (60,852)
Cash and cash equivalents at beginning of
 year.........................................     43,861     39,551    100,403
                                                ---------  ---------  ---------
  Cash and cash equivalents at end of year....  $  26,527  $  43,861  $  39,551
                                                =========  =========  =========
Supplemental Cash Flow Disclosures
Acquisition of AREI/AGP partnership interests:
 Working capital, other than cash.............  $     --   $     --   $   3,370
 Notes receivable.............................        --         --     242,605
 Building and equipment.......................        --         --    (307,582)
 Capital lease assets, net....................        --         --       6,703
 Long-term debt...............................        --         --      (5,682)
 Other long-term liabilities..................        --         --      (1,273)
                                                ---------  ---------  ---------
  Net cash used in acquisition................        --         --     (61,859)
Summary of non-cash investing and financing
 activities:
 Capital lease obligations incurred for
  property and equipment......................  $      41  $      75  $     385
 Other long-term liabilities incurred for
  deferred charges and other assets...........     13,400        --         --
 Other long-term liabilities incurred for
  property and equipment......................        535        --         --
 Tax benefit from stock options and preferred
  stock dividend..............................        907        722        431
 Issuance of restricted stock.................      2,189        --         --
 Forfeiture of restricted stock...............        142        --         --
Cash flow during the year for the following:
 Interest paid, net of amount capitalized.....  $  47,758  $  47,087  $  43,160
 Income taxes paid............................        471      2,065      1,997

   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

 FOR THE YEARS ENDED DECEMBER 28, 1995, DECEMBER 29, 1994 AND DECEMBER 30, 1993
                                 (IN THOUSANDS)

                                                              UNEARNED
                          COMMON PAID-IN  RETAINED  TREASURY  COMPEN-
                          STOCK  CAPITAL  EARNINGS   STOCK     SATION    TOTAL
                          ------ -------- --------  --------  --------  --------
Balance, December 31,
 1992....................  $410  $344,574 $ 5,787   $(16,885) $  (137)  $333,749
  Stock options
   exercised.............     4     2,145                                  2,149
  Tax benefit from stock
   options exercised.....             246                                    246
  Preferred stock
   dividend, net of
   income tax benefit....                    (610)                          (610)
  Amortization of
   unearned
   compensation..........                                          72         72
  Net income.............                  11,382                         11,382
                           ----  -------- -------   --------  -------   --------
Balance, December 30,
 1993....................   414   346,965  16,559    (16,885)     (65)   346,988
  Stock options
   exercised.............             274                                    274
  Tax benefit from stock
   options exercised.....              45                                     45
  Reduction in income tax
   valuation allowance...                     520                            520
  Preferred stock
   dividend, net of
   income tax benefit....                    (620)                          (620)
  Amortization of
   unearned
   compensation..........                                          65         65
  Net income.............                  14,096                         14,096
                           ----  -------- -------   --------  -------   --------
Balance, December 29,
 1994....................   414   347,284  30,555    (16,885)     --     361,368
  Stock options
   exercised.............     5     1,972                                  1,977
  Issuance of restricted
   stock.................     3     2,186                      (2,189)       --
  Tax benefit from stock
   options exercised.....             779                                    779
  Preferred stock
   dividend, net of
   income tax benefit....                    (639)                          (639)
  Forfeiture of
   restricted stock......                               (142)     142        --
  Amortization of
   unearned compensation
   ......................                                       1,168      1,168
  Net income (loss)......                  (4,994)                        (4,994)
                           ----  -------- -------   --------  -------   --------
Balance, December 28,
 1995....................  $422  $352,221 $24,922   $(17,027) $  (879)  $359,659
                           ====  ======== =======   ========  =======   ========


   The accompanying notes are an integral part of these financial statements.

                      AZTAR CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATED STATEMENTS

  Aztar Corporation ("Aztar" or the "Company") was incorporated in Delaware in June 1989 to operate the gaming business of Ramada Inc. ("Ramada") after the restructuring of Ramada (the "Restructuring"). The Restructuring involved the disposition of Ramada's hotel and restaurant businesses with Ramada's shareholders retaining their interest in the gaming business. As part of the Restructuring, the gaming business and certain other assets and liabilities of Ramada were transferred to Aztar, and a wholly-owned subsidiary of New World Hotels (U.S.A.), Inc. was merged with Ramada (the "Merger"). In the Merger, each share of Ramada common stock was converted into the right to receive $1.00 and one share of Aztar common stock. For accounting purposes Aztar is treated as the continuing accounting entity that is the successor to the historical Ramada and that has discontinued the hotel and restaurant businesses.

  The Company operates casino hotels in Atlantic City, New Jersey, at TropWorld and in Las Vegas and Laughlin, Nevada, at Tropicana and Ramada Express, respectively. The Company began operations of casino riverboats on April 28, 1995, in Caruthersville, Missouri, and on December 7, 1995, in Evansville, Indiana. A substantial portion of the Company's consolidated revenues and assets are concentrated at TropWorld.

  The consolidated financial statements include the accounts of Aztar and all of its controlled subsidiaries and partnerships. All subsidiary companies are wholly owned. In consolidating, all material intercompany transactions are eliminated. The Company uses a 52/53 week fiscal year ending on the Thursday nearest December 31, which includes 52 weeks in 1995, 1994 and 1993.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

  Highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents. These instruments are stated at cost, which approximates fair value because of their short maturity.

SHORT-TERM INVESTMENTS

  Short-term investments purchased with an original maturity of over three months but less than one year are stated at cost, which approximates fair value because of their short maturity. Short-term investments at December 29, 1994, consisted of a bank certificate of deposit.

INVENTORIES

  Inventories, which consist primarily of food, beverage and operating supplies, are stated at the lower of cost or market value. Costs are determined using the first-in, first-out method.

ADVERTISING COSTS

  Costs for advertising are expensed as incurred, except costs for direct-response advertising, which are capitalized and amortized over the period of the related program. Direct-response

                      AZTAR CORPORATION AND SUBSIDIARIES
advertising costs consist primarily of mailing costs associated with direct-mail programs. Capitalized advertising costs, included in prepaid expenses, were immaterial at December 28, 1995 and December 29, 1994. Advertising costs that were expensed during the year were $12,951,000 in 1995, $9,001,000 in 1994 and $8,892,000 in 1993.

OTHER INVESTMENTS

  The Casino Reinvestment Development Authority ("CRDA") bonds are classified as held-to-maturity securities and are carried at amortized cost.

PROPERTY AND EQUIPMENT

  Property and equipment are stated at cost. During construction, the Company capitalizes interest and other direct and indirect development costs. Interest is capitalized monthly by applying the effective interest rate on certain borrowings to the average balance of expenditures. The interest that was capitalized during the year was $5,290,000 in 1995, $2,664,000 in 1994 and $3,491,000 in 1993.

  Depreciation and amortization are computed by the straight-line method based upon the following useful lives: buildings and improvements, 3-40 years; riverboats, barge, docking facilities and improvements, 3-25 years; furniture and equipment, 3-15 years; and leasehold improvements, shorter of lease term or asset useful life. Accumulated depreciation and amortization on buildings, riverboats and equipment was $202,897,000 at December 28, 1995 and $172,812,000 at December 29, 1994.

  Improvements, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss, if any, on disposition is recognized in income as realized.

DEFERRED CHARGES

  Debt issuance costs are capitalized as incurred and amortized using the interest method. Capitalized debt issuance costs, net of accumulated amortization of $3,012,000 and $1,147,000, were $15,063,000 and $16,847,000 at
December 28, 1995 and December 29, 1994, respectively.

  Costs incurred to obtain initial gaming licenses to operate a casino are capitalized as incurred and amortized evenly over ten years beginning with the commencement of operations; subsequent renewal costs are amortized evenly over the renewal period. Deferred licensing costs consist primarily of payments or obligations to civic and community organizations, legal and consulting fees, application and selection fees with associated investigative costs and direct internal salaries and related costs of development personnel. Deferred licensing costs in connection with initial gaming licenses of open and operating locations, net of accumulated amortization of $1,723,000 and $1,265,000, were $19,951,000 and $1,092,000 at December 28, 1995 and December
29, 1994, respectively.

  Preopening costs directly related to the opening of a gaming operation or major addition to a gaming operation are capitalized as incurred and expensed in the period the related facility commences operations. Preopening costs consist primarily of salaries and wages, marketing, temporary office expenses, professional fees and training costs. There were no capitalized preopening costs at December 28, 1995. Capitalized preopening costs were $817,000 at December 29, 1994.

                      AZTAR CORPORATION AND SUBSIDIARIES

  The Company is actively pursuing new development opportunities in certain gaming jurisdictions, as well as in jurisdictions in which gaming has not been approved. Development costs associated with these pursuits are expensed as incurred until such time as a particular opportunity is determined to be viable, generally when the Company has been selected as the operator of a new gaming facility, has applied for a gaming license or has obtained rights to a specific site. Development costs incurred subsequent to these criteria being met are capitalized. Development costs consist of deferred licensing costs and site acquisition costs. In jurisdictions in which gaming has not been approved, only site acquisition costs are capitalized. In the event a project is later determined not to be viable or the Company is not licensed to operate a facility at a site, the capitalized costs related to this project or site would be expensed. At December 28, 1995 and December 29, 1994, the Company had capitalized costs of $1,458,000 and $2,856,000, respectively, related to various development projects. It is reasonably possible that management's estimate of viability with regard to development projects may change in the near term.

EQUITY INSTRUMENTS

  The fair value based method of accounting is used for equity instruments issued to nonemployees for goods or services. The intrinsic value based method of accounting is used for stock-based employee compensation plans.

REVENUE RECOGNITION

  Casino revenue consists of gaming win net of losses. Revenues exclude the retail value of complimentary food and beverage, accommodations and other goods and services provided to customers. The estimated costs of providing such complimentaries have been classified as casino expenses through interdepartmental allocations as follows (in thousands):

                                                          1995    1994    1993
                                                         ------- ------- -------
   Rooms................................................ $19,329 $17,767 $18,992
   Food and beverage....................................  34,369  33,610  33,287
   Other................................................   3,894   4,741   6,666
                                                         ------- ------- -------
                                                         $57,592 $56,118 $58,945
                                                         ======= ======= =======

INCOME TAXES

  Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

EARNINGS PER SHARE

  Earnings per common and common equivalent share are computed based on the weighted average number of common shares outstanding after consideration of the dilutive effect of restricted stock and stock options. Earnings per common share, assuming full dilution, are computed based on

                      AZTAR CORPORATION AND SUBSIDIARIES
the weighted average number of common shares outstanding after consideration of the dilutive effect of restricted stock, stock options and the assumed conversion of the preferred stock at the stated rate.

  In calculating the 1995, 1994 and 1993 earnings per share for both computations, dividends of $639,000, $620,000 and $610,000, respectively, on the Series B ESOP Convertible Preferred Stock are deducted in arriving at income applicable to the common stock. The 1995, 1994 and 1993 dividends are net of income tax benefits of $128,000, $157,000 and $185,000, respectively.

RECLASSIFICATIONS

  Certain reclassifications have been made in the 1994 Consolidated Balance Sheet and the 1994 and 1993 Consolidated Statements of Operations in order to be comparable with the 1995 presentations.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, long-term investments and trade accounts receivable. The Company places its cash and temporary cash investments with high-credit-quality financial institutions. At times, such investments may be in excess of the FDIC and SIPC insurance limits. The Company had certificates of deposit at one financial institution that were classified as other investments at December 28, 1995 and as short-term investments at December 29, 1994.

  TropWorld has a concentration of credit risk in the northeast region of the U.S. Approximately 40% of the receivables at the Nevada operations are concentrated in Asian and Latin American customers and the remainder of their receivables are concentrated in California and the southwest region of the U.S. As a general policy, the Company does not require collateral for these receivables. At December 28, 1995 and December 29, 1994, the net receivables at TropWorld were $9,503,000 and $7,951,000, respectively, and the net receivables at Tropicana and Ramada Express combined were $11,395,000 and $9,394,000, respectively.

  An allowance for doubtful accounts is maintained at a level considered adequate to provide for possible future losses; however, it is reasonably possible that this estimate could change in the near term. At December 28, 1995 and December 29, 1994, the allowance for doubtful accounts was $9,905,000 and $10,720,000, respectively.

NOTE 3. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED PARTNERSHIP

  The Company's investment in unconsolidated partnership is a noncontrolling partnership interest of 50% in Tropicana Enterprises, a Nevada general partnership that owns the real property and certain personal property that the Company leases in the operation of Tropicana. The Company uses the equity method of accounting for this investment and in connection with the lease expensed rents of $17,098,000 in 1995, $15,267,000 in 1994 and $12,684,000 in
1993, of which 50% was eliminated in consolidation.

                      AZTAR CORPORATION AND SUBSIDIARIES

  Summarized balance sheet information and operating results for the unconsolidated partnership are as follows (in thousands):

                                                      1995     1994
                                                     -------  -------
   Current assets................................... $   835  $   636
   Noncurrent assets................................  73,440   77,427
   Current liabilities..............................     915      983
   Noncurrent liabilities...........................  68,845   71,339
                                                      1995     1994     1993
                                                     -------  -------  -------
   Revenues......................................... $17,166  $15,360  $12,815
   Operating expenses...............................  (2,743)  (2,748)  (2,755)
                                                     -------  -------  -------
   Operating income.................................  14,423   12,612   10,060
   Interest expense.................................  (6,323)  (4,492)  (3,793)
                                                     -------  -------  -------
   Net income....................................... $ 8,100  $ 8,120  $ 6,267
                                                     =======  =======  =======

  The Company's share of the above operating results, after intercompany eliminations, is as follows (in thousands):

                                                  1995      1994      1993
                                                --------  --------  --------
   Equity in unconsolidated partnership's
    loss....................................... $ (5,081) $ (4,169) $ (3,822)

NOTE 4. OTHER INVESTMENTS

  At December 28, 1995 and December 29, 1994, other investments consisted of (in thousands):

                                                               1995    1994
                                                              ------- -------
   CRDA deposits, net of a valuation allowance of $5,927 and
    $9,233................................................... $16,596 $22,089
   CRDA bonds, net of an unamortized discount of $1,420 and
    $1,311...................................................   3,118   2,839
   Certificate of deposit....................................   8,250     --
                                                              ------- -------
                                                              $27,964 $24,928
                                                              ======= =======

  The Company deposits funds with the CRDA to satisfy a New Jersey assessment based upon its casino revenues. Deposits with the CRDA bear interest at two-thirds of market rates resulting in a fair value lower than cost. If not used for other purposes, the CRDA deposits are used to invest in bonds issued by the CRDA as they become available that also bear interest at two-thirds of market rates. The CRDA bonds have various contractual maturities that range from 29 to 50 years. Actual maturities may differ from contractual maturities because of prepayment rights.

  The Company has executed an agreement with the CRDA for approximately $25,000,000 in funding in connection with an expansion project at TropWorld. Construction of the expansion commenced in February 1995 and is scheduled for completion in May 1996. The expansion will consist primarily of a new 604-room hotel tower, with additional restaurant and support facilities in the existing operation. The Company receives funds from the CRDA based on expenditures made for the project to the extent that the Company has available funds on deposit with the CRDA that qualify for this funding. During 1995, the Company received approximately $11,900,000 in funding from the CRDA under this agreement. At December 28, 1995, the Company had approximately $900,000 in available deposits with the CRDA that qualified. The balance of funding will result from portions of future CRDA deposits.

                      AZTAR CORPORATION AND SUBSIDIARIES

  The Company has a certificate of deposit which is pledged as collateral for a $13,450,000 letter of credit. The letter of credit was obtained in connection with the Company's obligation to make certain payments over the next five years to the City of Evansville, Indiana as well as other civic and community organizations. The letter of credit will be reduced as certain of these payments are made and the collateral will be released as the letter of credit is reduced below $8,250,000.

NOTE 5. LONG-TERM DEBT

  At December 28, 1995 and December 29, 1994, long-term debt included (in thousands):

                                                              1995      1994
                                                            --------  --------
   11% Senior Subordinated Notes Due 2002; redeemable
    beginning October 1, 1997 at 103.143%.................  $200,000  $200,000
   13 3/4% Senior Subordinated Notes Due 2004 ($180,000
    principal amount, 14% effective interest rate);
    redeemable beginning October 1, 1999 at 106.875%; net
    of unamortized discount...............................   177,768   177,650
   Reducing revolving credit note; floating rate, 8.39% at
    December 28, 1995; matures December 31, 1999..........   116,600    50,000
   Other notes payable; 7% to 14.6%; maturities to 2002...     1,814     2,115
   Obligations under capital leases.......................       723     1,113
                                                            --------  --------
                                                             496,905   430,878
   Less current portion...................................      (466)     (666)
                                                            --------  --------
                                                            $496,439  $430,212
                                                            ========  ========

  Maturities of long-term debt for the five years subsequent to December 28, 1995 are as follows (in thousands):

     YEAR
     ----
     1996............................................................... $   466
     1997...............................................................     439
     1998...............................................................   4,585
     1999...............................................................  26,653
     2000...............................................................  86,536

  The 11% Senior Subordinated Notes (the "11% Notes") are due on October 1, 2002. Interest on the 11% Notes is payable semiannually on April 1 and October
1. The 11% Notes are redeemable at the option of the Company, in whole or in part, on or after October 1, 1997, at prices from 103.143% of the principal amount plus interest declining to 100% plus interest beginning October 1, 1999.

  The 13 3/4% Senior Subordinated Notes (the "13 3/4% Notes") are due on October 1, 2004. Interest on the 13 3/4% Notes is payable semiannually on April 1 and October 1. The 13 3/4% Notes are redeemable at the option of the Company, in whole or in part, on or after October 1, 1999, at prices from 106.875% of the principal amount plus interest declining to 100% plus interest beginning October 1, 2003.

  The 11% Notes and 13 3/4% Notes, ranked pari passu, are general unsecured obligations of the Company and are subordinated in right of payment to all present and future Senior indebtedness (as defined) of the Company. Upon change of control of the Company, the holders of the 11% Notes and 13 3/4% Notes would have the right to require repurchase of the respective notes at par plus accrued

                      AZTAR CORPORATION AND SUBSIDIARIES
interest. Certain covenants in the 11% Notes and 13 3/4% Notes limit the ability of the Company to incur indebtedness or engage in mergers, consolidations or sales of assets.

  The reducing revolving credit note (the "Bank Credit Facility") matures on December 31, 1999. The beginning maximum amount of the Bank Credit Facility was approximately $207,000,000. The maximum amount of the Bank Credit Facility reduces quarterly beginning on March 31, 1996 in the annual amounts of $25,000,000 in 1996 and $35,000,000 in each year thereafter until maturity. The Bank Credit Facility is collateralized by all the property of TropWorld, Ramada Express and the riverboat casino operations and, with certain exceptions, the stock of the Company's subsidiaries. Interest is computed on the outstanding principal balance based upon, at the Company's option, a one-, two-, three- or six-month Eurodollar rate plus a margin ranging from 1.25% to 2.75%, or the prime rate plus a margin ranging from zero to 1.50%. The applicable margin is dependent upon the Company's outstanding indebtedness (as defined) and operating cash flow. Effective February 16, 1996, the margin was at the highest level. Interest computed based upon the Eurodollar rate is payable quarterly or on the last day of the applicable Eurodollar interest period, if earlier. Interest computed based upon the prime rate is payable quarterly. The Company incurs a commitment fee ranging from 0.375% to 0.5% per annum on the unused portion of the Bank Credit Facility.

  The reducing revolving loan agreement governing the Bank Credit Facility (the "Loan Agreement") imposes various restrictions on the Company, including limitations on its ability to incur additional debt, commit funds to maintenance capital expenditures (as defined), merge or sell assets. The Loan Agreement limits the Company on its ability to commit funds to new venture capital expenditures (as defined) for a single project in excess of $50,000,000 with the following exceptions: (i) a riverboat casino project in Evansville, Indiana; (ii) a riverboat casino project in Caruthersville, Missouri; (iii) a hotel tower expansion project at TropWorld and (iv) up to $50,000,000 in a certain type of new venture entity. The permitted new venture capital expenditures have certain individual project maximum amounts and there is a certain limitation in the aggregate. The Loan Agreement also prohibits dividends on the Company's common stock, other than those payable in common stock, and repurchases of the Company's common stock with certain limited exceptions. In addition, the Loan Agreement contains certain quarterly financial tests, including a minimum net worth, a minimum debt service coverage ratio and a maximum debt to operating cash flow ratio. The maximum debt to operating cash flow financial test was waived at December 28, 1995. This maximum debt to operating cash flow ratio as calculated under the Loan Agreement was 5.26 to 1 at December 28, 1995 and the allowable ratio decreases to 3.75 to 1 at January 2, 1997.

NOTE 6. LEASE OBLIGATIONS

  The Company is a lessee under a number of noncancelable lease agreements involving land, buildings, leasehold improvements and equipment, some of which provide for contingent rentals based on revenues, the consumer price index and/or interest rate fluctuations. The leases extend for various periods up to 16 years and generally provide for the payment of executory costs (taxes, insurance and maintenance) by the Company. Certain of these leases have provisions for renewal options ranging from 1 to 15 years, primarily under similar terms, and/or options to purchase at various dates.

  Properties leased under capital leases are as follows (in thousands):

                                                                1995     1994
                                                               -------  -------
   Furniture and equipment.................................... $ 9,393  $ 9,451
   Less accumulated amortization..............................  (8,858)  (8,599)
                                                               -------  -------
                                                               $   535  $   852
                                                               =======  =======

                      AZTAR CORPORATION AND SUBSIDIARIES

  Amortization of furniture and equipment leased under capital leases, computed on a straight-line basis, was $299,000 in 1995, $289,000 in 1994 and $1,899,000 in 1993.

  Minimum future lease obligations on long-term, noncancelable leases in effect at December 28, 1995 are as follows (in thousands):

   YEAR                                                        CAPITAL OPERATING
   ----                                                        ------- ---------
   1996.......................................................  $ 227  $  9,807
   1997.......................................................    160     9,484
   1998.......................................................    146     9,070
   1999.......................................................    146     8,788
   2000.......................................................    146     8,508
   Thereafter.................................................     37    77,471
                                                                -----  --------
                                                                  862  $123,128
                                                                       ========
   Amount representing interest...............................   (139)
                                                                -----
   Net present value..........................................    723
   Less current portion.......................................   (180)
                                                                -----
   Long-term portion..........................................  $ 543
                                                                =====

  The above net present value is computed based on specific interest rates determined at the inception of the leases.

  Net rent expense is detailed as follows (in thousands):

                                                          1995    1994   1993
                                                         ------- ------ -------
   Minimum rentals.....................................  $ 7,618 $8,121 $30,565
   Contingent rentals..................................    3,690  1,830   7,512
   Less: Minimum lease income..........................      --     --   (2,773)
     Maintenance reimbursement.........................      --     --   (7,557)
                                                         ------- ------ -------
                                                         $11,308 $9,951 $27,747
                                                         ======= ====== =======

NOTE 7. OTHER LONG-TERM LIABILITIES

  At December 28, 1995 and December 29, 1994, other long-term liabilities consisted of (in thousands):

                                                              1995     1994
                                                             -------  -------
   Accrued rent expense..................................... $13,043  $13,679
   Obligation to City of Evansville and other civic and
    community organizations.................................  13,400      --
   Deferred compensation and retirement plans...............   9,739    8,789
   Las Vegas Boulevard beautification assessment............     535      --
   Deferred income..........................................     154      154
                                                             -------  -------
                                                              36,871   22,622
   Less current portion.....................................  (6,172)    (636)
                                                             -------  -------
                                                             $30,699  $21,986
                                                             =======  =======

                      AZTAR CORPORATION AND SUBSIDIARIES

NOTE 8. REDEEMABLE PREFERRED STOCK

  A series of preferred stock consisting of 100,000 shares has been designated Series B ESOP Convertible Preferred Stock (the "ESOP Stock") and those shares were issued on December 20, 1989, to the Company's Employee Stock Ownership Plan (the "ESOP"). The ESOP purchased the shares for $10,000,000 with funds borrowed from a subsidiary of the Company. These funds are repayable in even semiannual payments of principal and interest at 13 1/2% per year over a 10-year term. During 1995, 1994 and 1993, respectively, 2,797 shares, 2,206 shares and 1,203 shares were redeemed primarily in connection with employee terminations and at December 28, 1995, cumulative redemptions totaled 7,322 shares. The ESOP Stock has an annual dividend rate of $8.00 per share per annum payable semiannually in arrears. These shares have no voting rights except under certain limited, specified conditions. Shares not allocated to participant accounts and those shares not vested may be redeemed at $100 per share. Shares may be converted into common stock at $9.46 and have a liquidation preference of $100 per share.

  The shares that have been allocated to the ESOP participant accounts and have vested are redeemable at the higher of appraised value, conversion value or $100 per share, by the participant upon termination. The excess of the redemption value of the ESOP Stock over the carrying value is charged to retained earnings upon redemption. In the event of default in the payment of dividends on the ESOP Stock for six consecutive semiannual periods, each outstanding share would have one vote per share of common stock into which the preferred stock is convertible.

NOTE 9. CAPITAL STOCK

  The Company is authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share, issuable in series as the Board of Directors may designate. Approximately 40,000 shares of preferred stock have been designated Series A Junior Participating Preferred Stock but none have been issued.

  The Company is authorized to issue 100,000,000 shares of common stock with a par value of $.01 per share. Shares issued were 42,222,646 at December 28, 1995, and 41,427,819 at December 29, 1994. Common stock outstanding was net of 3,956,833 and 3,968,591 treasury shares at December 28, 1995 and December 29, 1994, respectively. One preferred stock purchase right (a "Right") is attached to each share of the Company's common stock. Each Right will entitle the holder, subject to the occurrence of certain events, to purchase a unit with no par value (a "Unit") consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $40.00 per Unit subject to adjustment. The Rights will expire in December 1999 if not earlier redeemed by the Company at $.01 per Right.

  The Company issued 292,000 shares of restricted common stock in 1995 to certain executive officers and key employees; however, 18,000 of these shares were forfeited in 1995. The restrictions on 138,000 of the unforfeited shares will lapse over a three-year period commencing on the date of issuance. The restrictions on 102,000 of the unforfeited shares lapsed during 1995 after the common stock price hit certain performance targets. The restrictions on the remaining 34,000 of unforfeited shares will lapse if the common stock price closes at or above $10.00 per share for ten consecutive trading days. Compensation expense in connection with this issuance was $1,168,000 in 1995. Compensation expense in connection with prior issuances of restricted common stock were $65,000 and $72,000 in 1994 and 1993, respectively.

                      AZTAR CORPORATION AND SUBSIDIARIES

  In accordance with the Merger agreement, 666,572 shares of common stock that had not been claimed by the shareholders of Ramada were returned to the Company in December 1990 to be held as treasury shares until claimed. During 1995, 1994 and 1993, respectively, 29,758, 23,551 and 42,519 shares were claimed; the balance of unclaimed shares was 393,448 as of December 28, 1995.

  During 1990, the Board of Directors authorized the Company to make discretionary repurchases of up to 4,000,000 shares of its common stock from time to time in the open market or otherwise and at December 28, 1995, there remains 591,900 shares that could be repurchased under this authority. No shares were repurchased under this program in 1995, 1994 or 1993. Repurchased and forfeited shares are stated at cost and held as treasury shares to be used for general corporate purposes.

  Changes in the number of common shares reserved under the Company's stock option plan for directors who are not employees of the Company ("Nonemployee Director Stock Option Plan") are as follows (in thousands of shares):

                                                          NUMBER OF PRICE RANGE
                                                           SHARES   OF OPTIONS
                                                          --------- -----------
   Balance, December 31, 1992............................     62    $5.50-$6.75
     Granted.............................................      9          $6.75
                                                             ---
   Balance, December 30, 1993............................     71    $5.50-$6.75
     Granted.............................................     13    $6.00-$6.75
     Cancelled, expired or surrendered...................     (8)   $5.50-$6.75
                                                             ---
   Balance, December 29, 1994............................     76    $5.50-$6.75
     Granted.............................................      9          $9.63
                                                             ---
   Balance, December 28, 1995............................     85    $5.50-$9.63
                                                             ===

  All options granted under the Nonemployee Director Stock Option Plan are immediately exercisable on the date of grant and expire ten years from the date of grant. At December 28, 1995, December 29, 1994 and December 30, 1993, common shares reserved for future grants of options under this plan were 165,000, 174,000 and 179,000, respectively.

  Changes in the number of common shares reserved under the Company's employee stock option plans are as follows (in thousands of shares):

                                                          NUMBER OF PRICE RANGE
                                                           SHARES   OF OPTIONS
                                                          --------- -----------
   Balance, December 31, 1992............................   3,833   $3.19-$8.15
     Granted.............................................      50         $7.63
     Exercised...........................................    (339)  $3.19-$8.15
     Cancelled, expired or surrendered...................     (42)  $6.49-$8.15
                                                            -----
   Balance, December 30, 1993............................   3,502   $3.19-$8.15
     Granted.............................................     110   $5.88-$7.00
     Exercised...........................................     (77)  $3.19-$5.00
     Cancelled, expired or surrendered...................     (57)  $5.00-$7.38
                                                            -----
   Balance, December 29, 1994............................   3,478   $3.19-$8.15
     Granted.............................................     670   $7.00-$9.25
     Exercised...........................................    (503)  $3.19-$8.15
     Cancelled, expired or surrendered...................     (43)  $6.05-$8.15
                                                            -----
   Balance, December 28, 1995............................   3,602   $3.19-$9.25
                                                            =====

                      AZTAR CORPORATION AND SUBSIDIARIES

  At December 28, 1995, December 29, 1994 and December 30, 1993, options exercisable under the Company's employee stock option plans were 2,842,000, 3,289,000 and 3,077,000, respectively; shares reserved for future grants were 844,000, 1,745,000 and 1,797,000, respectively.

  In addition to the common shares reserved under stock option plans at December 28, 1995, the Company has 980,000 common shares reserved for the conversion of the ESOP Stock. The Company also has 40,563 shares of preferred stock reserved for exercise of the Rights.

NOTE 10. BENEFIT PLANS

  The Company has a defined benefit pension plan, which is not currently funded, for certain former executive employees. The Company has a nonqualified defined benefit retirement plan, which is not required to be funded by the Company, for certain senior executives. The Company has a defined contribution savings plan that covers substantially all employees who are not covered by a collective bargaining unit. Contributions to the savings plan are discretionary. Total pension and savings plan expense was $822,000 for 1995, $782,000 for 1994 and $689,000 for 1993. The Company also contributed $2,305,000, $2,182,000 and $1,990,000 in 1995, 1994 and 1993, respectively, to trusteed pension plans under various collective bargaining agreements.

  The Company has a deferred compensation plan for designated executives and a similar plan for outside directors. The plans provide for the payment of benefits commencing at retirement. The Company is substantially funding the plans through the purchase of life insurance. Net expense recognized in 1995, 1994 and 1993 was $183,000, $183,000 and $180,000, respectively.

  The Company's ESOP covers substantially all non-union employees. The Company will make contributions to the ESOP so that, after the dividends are paid on the Company's ESOP Stock, the ESOP can make its debt service payments to the Company. Cash dividends and contributions, respectively, paid to the ESOP were $754,000 and $1,121,000 in 1995, $773,000 and $1,102,000 in 1994 and $787,000
and $1,088,000 in 1993. Compensation expense recognized in 1995, 1994 and 1993, respectively, was $1,107,000, $1,214,000 and $1,311,000.

NOTE 11. INCOME TAXES

  The (provision) benefit for income taxes before extraordinary items is comprised of (in thousands):

                                                        1995    1994     1993
                                                       ------  -------  -------
   Current:
     Federal.......................................... $ (429) $(4,588) $(2,231)
     State............................................    --      (317)     (73)
                                                       ------  -------  -------
                                                         (429)  (4,905)  (2,304)
                                                       ------  -------  -------
   Deferred:
     Federal..........................................  1,170    2,174      378
     State............................................  4,446      869      902
                                                       ------  -------  -------
                                                        5,616    3,043    1,280
                                                       ------  -------  -------
                                                       $5,187  $(1,862) $(1,024)
                                                       ======  =======  =======

  The Company is responsible, with certain exceptions, for the taxes of Ramada through December 20, 1989. The Internal Revenue Service has completed its examination of the income tax returns for the years 1986 and 1987. Ramada has signed a partial agreement for those two years and

                      AZTAR CORPORATION AND SUBSIDIARIES
has filed a petition with the U.S. Tax Court for two remaining issues. Management expects those two issues to be resolved on satisfactory terms prior to trial. The Internal Revenue Service is examining the income tax returns for the years 1988 through 1993. The New Jersey Division of Taxation is examining the income tax returns for the years 1986 through 1989. Management believes that adequate provision for income taxes and interest has been made in the financial statements. In connection with the Internal Revenue Service examinations of the years 1986 through 1989, management has been conservative in providing for amounts that could be due upon settlement. It is reasonably possible that these examinations could be favorably settled in the near term.

  General business credits are taken as a reduction of the provision for federal income taxes during the year such credits become available. The following table provides a reconciliation between the federal statutory rates and the (provision) benefit for income taxes when both are expressed as a percentage of pretax income.

                                                          1995   1994    1993
                                                          -----  -----   -----
   Tax (provision) benefit at statutory rate.............  35.0% (35.0)% (35.0)%
   (Increase) decrease in tax resulting from:
     State income taxes..................................  (7.2)   2.5     4.3
     Contributions and gifts.............................  (2.4)   (.7)    (.6)
     Disallowance of business meals...................... (13.5)  (6.7)   (4.1)
     Lobbying and nondeductible dues.....................  (2.1)   --      --
     Restricted stock and nonqualified stock options.....    .7     .7      .7
     IRS examination.....................................    .2   (4.1)   (7.9)
     General business credits............................   4.1    2.2     4.2
     Change in valuation allowance.......................  35.6   31.4    30.3
     Other, net..........................................    .5    (.3)    (.2)
                                                          -----  -----   -----
                                                           50.9% (10.0)%  (8.3)%
                                                          =====  =====   =====

  The income tax effects of loss carryforwards, tax credit carryforwards and temporary differences between financial and income tax reporting that give rise to the deferred income tax assets and liabilities at December 28, 1995 and December 29, 1994, are as follows (in thousands):

                                                              1995      1994
                                                            --------  --------
   Net operating loss carryforward......................... $ 18,015  $ 15,266
   Accrued rent expense....................................    5,415     4,840
   Accrued bad debt expense................................    4,476     5,255
   Accrued compensation....................................    5,134     4,705
   Accrued liabilities.....................................    3,976     2,704
   General business credit carryforward....................    7,021     6,851
                                                            --------  --------
   Gross deferred tax assets...............................   44,037    39,621
                                                            --------  --------
   Deferred tax asset valuation allowance..................   (8,196)  (11,572)
                                                            --------  --------
   Other...................................................   (2,049)     (743)
   Partnership investment..................................   (5,291)   (5,250)
   Depreciation and amortization...........................  (17,958)  (17,129)
   Ramada tax sharing agreement............................  (21,444)  (21,444)
                                                            --------  --------
   Gross deferred tax liabilities..........................  (46,742)  (44,566)
                                                            --------  --------
   Net deferred tax liabilities............................ $(10,901) $(16,517)
                                                            ========  ========

                      AZTAR CORPORATION AND SUBSIDIARIES

  Gross deferred tax assets are reduced by a valuation allowance. Realization of the net deferred tax asset at December 28, 1995, is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforward. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized. The beginning-of-year valuation allowances were reduced during 1995, 1994 and 1993 which caused a decrease in income tax expense of $3,622,000, $6,286,000, and $3,878,000, respectively. In addition, $520,000 that was included in the December 30, 1993 valuation allowance was allocated to shareholders' equity during 1994.

  At December 28, 1995, tax benefits are available for federal income tax purposes as follows (in thousands):

     Net operating losses.............................................. $35,732
     General business credits..........................................   3,390

  These tax benefits will expire in the years 2003 through 2010 if not used. The Company also has alternative minimum tax credit carryforwards of $3,631,000 that can be carried forward indefinitely and offset against the regular federal income tax liability. In addition, the Company has net operating loss carryforwards for state income tax purposes that will expire in the following years if not used (in thousands):

     1996............................................................... $23,943
     1997...............................................................  15,310
     1998...............................................................  18,209
     1999...............................................................  12,549
     2000...............................................................   6,245
     2001...............................................................   9,606
     2002...............................................................     498
     2010...............................................................  10,272

NOTE 12. EXTRAORDINARY ITEMS

  In 1994, the Company expensed the remaining unamortized deferred financing costs and unamortized discount in connection with early redemptions of debt. These items were reflected in the 1994 Consolidated Statement of Operations as an extraordinary loss of $2,708,000, which was net of an income tax benefit of $1,776,000.

NOTE 13. CONTINGENCIES AND COMMITMENTS

  The Company agreed to indemnify Ramada against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the Restructuring on December 20, 1989, as well as all related attorneys' fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up to $5,000,000 of judgments, fees or expenses related exclusively to the hotel business. Aztar is entitled to the benefit of any crossclaims or counterclaims related to such lawsuits and of any insurance proceeds received. In addition, the Company agreed to indemnify Ramada for various lease guarantees made by Ramada relating to the restaurant business conducted through its Marie Callender Pie Shops, Inc. subsidiary. In connection with these matters, the Company has an accrued liability of $3,941,000 and $3,963,000 at December 28, 1995 and December 29, 1994,
respectively.

                      AZTAR CORPORATION AND SUBSIDIARIES

  The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by the Company. Management believes that its defenses are substantial in each of these matters and that the Company's legal posture can be successfully defended without material adverse effect on its consolidated financial statements.

  The Tropicana lease agreement contains a provision that requires the Company to maintain an additional security deposit with the lessor of approximately $21,251,000 in cash or a letter of credit if the Tropicana operation fails to meet certain financial tests. This requirement was waived at December 28, 1995. The Company has a 50% partnership interest in the lessor.

  The Company has severance agreements with certain of its senior executives. Severance benefits for three of the executives consist of, among other things, a lump-sum cash payment equal to twice the sum of the executive's annual base salary plus twice the average of the executive's annual bonuses awarded in the three years preceding termination of employment, payment of the value in their outstanding stock options and vesting and distribution of any restricted stock. Certain other executives would receive a lump-sum cash payment equal to their annual base salary plus a three-year average of their annual bonus, plus the other described benefits. Some of the executives would receive a lump-sum cash payment equal to their base salary. In certain agreements, the termination must be as a result of a change in control of the Company. Based upon current salary levels and stock options, the aggregate commitment under the severance agreements should all these executives be terminated, is approximately $15,300,000 as of December 28, 1995.

  At December 28, 1995, the Company had commitments of approximately $75,000,000 for the purchase of property and equipment.

NOTE 14. ACQUISITION

  In July 1993, the Company acquired the partnership interests in Ambassador Real Estate Investors, L.P. ("AREI") and Ambassador General Partnership ("AGP"). AREI owned a 99.9% general partnership interest in AGP, which acquired a substantial interest in TropWorld in a sale-leaseback transaction in 1984.

  The acquisition has been accounted for as a purchase by the Company. The aggregate consideration, including costs incurred to complete the transaction, was approximately $62,000,000 in cash. The Company had a $10,000,000 revolving credit note to fund a portion of the purchase price. This acquisition did not significantly change Aztar's total assets. The cash paid by Aztar and notes receivable from AGP were replaced on Aztar's balance sheet by the assets acquired, which consisted primarily of building and equipment. The additional $10,000,000 of indebtedness incurred by Aztar was more than offset by a reduction of indebtedness to AGP.

  The Company's consolidated statements of operations include the results of AGP from its acquisition until its dissolution in November 1994. After intercompany eliminations, the acquisition has the following effects on consolidated results: Most of the reduction in Aztar interest income from the replacement of the AGP notes receivable is offset by a reduction in rent expense. Aztar's net income is affected negatively primarily by an increase in depreciation expense.

                      AZTAR CORPORATION AND SUBSIDIARIES

  If the acquisition had occurred at the beginning of the year ended December 30, 1993, the Company's results of operations would have been as follows (in thousands, except per share data):

                                                                        1993
                                                                     -----------
                                                                     (UNAUDITED)
     Revenues.......................................................  $518,762
     Income before extraordinary items..............................     7,846
     Net income.....................................................     7,846
     Earnings per common and common equivalent share:
       Income before extraordinary items............................  $    .19
       Net income...................................................       .19
     Earnings per common share assuming full dilution:
       Income before extraordinary items............................  $    .18
       Net income...................................................       .18

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following table presents (in thousands) the carrying amounts and estimated fair values of the Company's financial instruments at December 28, 1995 and December 29, 1994, respectively. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                 1995              1994
                                           ----------------- -----------------
                                           CARRYING   FAIR   CARRYING   FAIR
                                            AMOUNT   VALUE    AMOUNT   VALUE
                                           -------- -------- -------- --------
   Assets
     Short-term investments............... $    --  $    --  $  8,250 $  8,250
     Other investments....................   27,964   27,964   24,928   24,928
   Liabilities
     Current portion of long-term debt....      466      466      666      666
     Current portion of other long-term
      liabilities.........................    4,900    4,854      --       --
     Long-term debt.......................  496,439  518,021  430,212  416,362
     Other long-term liabilities..........    8,500    6,968      --       --
   Off-Balance-Sheet
     Letter of credit.....................      --    13,450      --    13,450

  The carrying amounts shown in the table are included, if applicable, in the Consolidated Balance Sheets under the indicated captions. All of the Company's financial instruments are held or issued for purposes other than trading.

  The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

  Short-term investments are valued at their carrying amounts included in the balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity.

  Other investments consisted of deposits with the CRDA and CRDA bonds that bear interest at two-thirds of market rates resulting in a fair value lower than cost. The carrying amounts of these deposits and bonds are presented net of a valuation allowance and an unamortized discount that result in an approximation of fair values. Other investments at December 28, 1995, also included a 90-day

                      AZTAR CORPORATION AND SUBSIDIARIES
certificate of deposit which was valued at its carrying amount which is a reasonable estimate of fair value due to the relatively short period to maturity.

  The fair values of the Company's publicly traded debt were estimated based on the bid prices in the public bond markets. The carrying amounts of the revolving credit note are reasonable estimates of fair value because this note is carried with a floating interest rate.

  The amounts reported for other long-term liabilities relate to the Company's obligation to the City of Evansville and other civic and community organizations. The fair values were estimated by discounting expected cash flows using a discount rate commensurate with the risks involved.

  The fair value of the letter of credit was estimated to be the same as the contract value based on the nature of the fee arrangement with the issuing financial institution.

NOTE 16. UNAUDITED QUARTERLY RESULTS/COMMON STOCK PRICES

  The following unaudited information shows selected items in thousands, except per share data, for each quarter in the years ended December 28, 1995 and December 29, 1994. The Company's common stock is listed on the New York Stock Exchange.

                                        FIRST     SECOND    THIRD     FOURTH
                                       --------  --------  --------  --------
1995
Revenues.............................. $135,568  $145,390  $154,935  $136,976
Operating income (loss)...............   15,763    13,792    18,994    (5,848)
Income (loss) before income taxes.....    3,046       623     5,907   (19,757)
Income taxes..........................   (1,086)      (98)   (1,333)    7,704
Net income (loss).....................    1,960       525     4,574   (12,053)
Earnings per common and common
 equivalent share:
  Net income (loss)...................      .05       .01       .11      (.31)
Earnings per common share assuming
 full dilution:
  Net income (loss)...................      .05       .01       .11         *
1994
Revenues.............................. $130,566  $135,747  $146,847  $128,280
Operating income......................   16,844    18,800    22,343    11,420
Income (loss) before income taxes and
 extraordinary items..................    4,638     6,622    10,121    (2,715)
Income taxes..........................      (85)      (41)   (2,554)      818
Extraordinary items...................      --        --        --     (2,708)
Net income (loss).....................    4,553     6,581     7,567    (4,605)
Earnings per common and common
 equivalent share:
  Income (loss) before extraordinary
   items..............................      .11       .17       .19      (.05)
  Net income (loss)...................      .11       .17       .19      (.12)
Earnings per common share assuming
 full dilution:
  Income (loss) before extraordinary
   items..............................      .11       .16       .19         *
  Net income (loss)...................      .11       .16       .19         *
Common Stock Prices
1995--High............................ $   9.13  $  10.00  $  10.50  $   9.13
  --Low...............................     5.63      8.00      7.63      6.88
1994--High............................     7.88      7.13      7.38      7.00
  --Low...............................     6.25      5.38      5.75      5.38

* Anti-dilutive

                       AZTAR CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                        MARCH 28,   DECEMBER 28,
                                                           1996         1995
                                                        ----------  ------------
ASSETS
Current assets:
  Cash and cash equivalents...........................  $   32,343   $   26,527
  Restricted cash equivalent..........................       1,313          --
  Accounts receivable, net............................      25,121       21,325
  Refundable income taxes.............................       1,137        1,261
  Inventories.........................................       6,897        6,591
  Prepaid expenses....................................       8,887        9,417
  Deferred income taxes...............................       8,013        8,013
                                                        ----------   ----------
    Total current assets..............................      83,711       73,134
Investments in and advances to unconsolidated
 partnership..........................................      11,189       11,467
Other investments.....................................      27,526       27,964
Property and equipment:
  Buildings, riverboats and equipment, net............     707,633      711,454
  Land................................................      95,589       95,589
  Construction in progress............................      66,274       46,102
  Leased under capital leases, net....................         463          535
                                                        ----------   ----------
                                                           869,959      853,680
  Deferred charges and other assets...................      45,085       46,993
                                                        ----------   ----------
                                                        $1,037,470   $1,013,238
                                                        ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accruals.......................  $   52,106   $   60,226
  Accrued payroll and employee benefits...............      20,495       18,012
  Accrued interest payable............................      24,662       14,995
  Income taxes payable................................       1,196        2,197
  Current portion of long-term debt...................         408          466
  Current portion of other long-term liabilities......       4,104        6,172
                                                        ----------   ----------
    Total current liabilities.........................     102,971      102,068
Long-term debt........................................     519,833      496,439
Other long-term liabilities...........................      29,019       30,699
Deferred income taxes.................................      19,195       18,914
Contingencies and commitments
Series B ESOP convertible preferred stock (redemption
 value $6,268 and $6,114).............................       5,646        5,459
Shareholders' equity:
  Common stock, $.01 par value (38,352,798 and
   38,265,813 shares outstanding).....................         423          422
  Paid-in capital.....................................     352,680      352,221
  Retained earnings...................................      25,531       24,922
  Less: Treasury stock................................     (17,040)     (17,027)
    Unearned compensation.............................        (788)        (879)
                                                        ----------   ----------
    Total shareholders' equity........................     360,806      359,659
                                                        ----------   ----------
                                                        $1,037,470   $1,013,238
                                                        ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

            FOR THE PERIODS ENDED MARCH 28, 1996 AND MARCH 30, 1995

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               FIRST QUARTER
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
REVENUES
  Casino.................................................... $150,300  $111,912
  Rooms.....................................................   11,125     9,701
  Food and beverage.........................................   13,632    11,127
  Other.....................................................    5,149     2,828
                                                             --------  --------
                                                              180,206   135,568
COSTS AND EXPENSES
  Casino....................................................   72,996    54,714
  Rooms.....................................................    6,428     5,783
  Food and beverage.........................................   12,733    10,385
  Other.....................................................    4,676     1,807
  Marketing.................................................   19,723    10,926
  General and administrative................................   17,206    10,976
  Utilities.................................................    3,039     2,935
  Repairs and maintenance...................................    5,716     4,919
  Provision for doubtful accounts...........................    1,371       795
  Property taxes and insurance..............................    5,525     4,717
  Rent......................................................    3,270     2,796
  Depreciation and amortization.............................   11,910     9,052
                                                             --------  --------
                                                              164,593   119,805
                                                             --------  --------
Operating income............................................   15,613    15,763
  Interest income...........................................      589       828
  Interest expense..........................................  (13,642)  (12,219)
                                                             --------  --------
Income before other items and income taxes..................    2,560     4,372
  Equity in unconsolidated partnership's loss...............   (1,189)   (1,326)
                                                             --------  --------
Income before income taxes..................................    1,371     3,046
  Income taxes..............................................     (602)   (1,086)
                                                             --------  --------
Net income.................................................. $    769  $  1,960
                                                             ========  ========
Net income per common and common equivalent share........... $    .02  $    .05
Net income per common share assuming full dilution.......... $    .02  $    .05
Weighted average common shares applicable to:
  Net income per common and common equivalent share.........   39,235    38,605
  Net income per common share assuming full dilution........   40,255    39,782

   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

            FOR THE PERIODS ENDED MARCH 28, 1996 AND MARCH 30, 1995

                                 (IN THOUSANDS)

                                                               FIRST QUARTER
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
Cash Flows from Operating Activities
Net income.................................................. $    769  $  1,960
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization.............................   12,556     9,676
  Provision for losses on accounts receivable...............    1,371       795
  Loss on reinvestment obligation...........................       94       --
  Rent expense..............................................     (227)     (175)
  Distribution in excess of equity in income of
   partnership..............................................      278       298
  Deferred income taxes.....................................      281       331
  Change in assets and liabilities:
    (Increase) decrease in accounts receivable..............   (5,167)   (2,071)
    (Increase) decrease in refundable income taxes..........      124      (699)
    (Increase) decrease in inventories and prepaid
     expenses...............................................      182     1,872
    Increase (decrease) in accounts payable, accrued
     expenses and income taxes payable......................    3,079     9,632
    Other items, net........................................      509      (630)
                                                             --------  --------
      Net cash provided by (used in) operating activities...   13,849    20,989
                                                             --------  --------
Cash Flows from Investing Activities
Payments received on notes receivable.......................      556       488
Reduction in other investments..............................      --      3,093
Purchases of property and equipment.........................  (26,215)  (16,654)
Additions to other long-term assets.........................   (1,819)   (2,998)
                                                             --------  --------
      Net cash provided by (used in) investing activities...  (27,478)  (16,071)
                                                             --------  --------
Cash Flows from Financing Activities
Proceeds from issuance of long-term debt....................   58,600       --
Proceeds from issuance of common stock......................      295     1,028
Principal payments on long-term debt........................  (35,335)  (10,162)
Principal payments on other long-term liabilities...........   (3,675)      --
Debt issuance costs.........................................      --        (80)
Preferred stock dividend....................................     (368)     (380)
Redemption of preferred stock...............................      (72)      (47)
                                                             --------  --------
      Net cash provided by (used in) financing activities...   19,445    (9,641)
                                                             --------  --------
Net increase (decrease) in cash and cash equivalents........    5,816    (4,723)
Cash and cash equivalents at beginning of period............   26,527    43,861
                                                             --------  --------
      Cash and cash equivalents at end of period............ $ 32,343  $ 39,138
                                                             ========  ========
Supplemental Cash Flow Disclosures
Summary of non-cash investing and financing activities:
  Capital lease obligations incurred for property and
   equipment................................................ $    --   $     38
  Tax benefit from stock options and preferred stock
   dividend.................................................      167       393
  Issuance of restricted stock..............................       26     2,149
  Forfeiture of restricted stock............................       13       --
Cash flow during the period for the following:
  Interest paid, net of amount capitalized.................. $  3,433  $    (52)
  Income taxes paid.........................................    1,031     1,000

   The accompanying notes are an integral part of these financial statements.

                       AZTAR CORPORATION AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

            FOR THE PERIODS ENDED MARCH 28, 1996 AND MARCH 30, 1995

                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                              FIRST QUARTER
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
Common stock:
  Beginning balance........................................ $    422  $    414
  Stock options exercised for 82,607 and 273,798 shares....        1         3
  Issuance of 286,000 shares of restricted stock in 1995...      --          3
                                                            --------  --------
    Ending balance.........................................      423       420
                                                            --------  --------
Paid-in capital:
  Beginning balance........................................  352,221   347,284
  Stock options exercised..................................      294     1,025
  Tax benefit from stock options exercised.................      139       358
  Restricted stock.........................................       26     2,146
                                                            --------  --------
    Ending balance.........................................  352,680   350,813
                                                            --------  --------
Retained earnings:
  Beginning balance........................................   24,922    30,555
  Preferred stock dividend, net of income tax benefit of
   $28 and $35.............................................     (160)     (158)
  Net income...............................................      769     1,960
                                                            --------  --------
    Ending balance.........................................   25,531    32,357
                                                            --------  --------
Treasury stock:
  Beginning balance........................................  (17,027)  (16,885)
  Forfeiture of 2,000 shares of restricted stock in 1996...      (13)      --
                                                            --------  --------
    Ending balance.........................................  (17,040)  (16,885)
                                                            --------  --------
Unearned compensation:
  Beginning balance........................................     (879)      --
  Restricted stock.........................................      (26)   (2,149)
  Amortization.............................................      104        94
  Forfeiture of restricted stock...........................       13       --
                                                            --------  --------
    Ending balance.........................................     (788)   (2,055)
                                                            --------  --------
                                                            $360,806  $364,650
                                                            ========  ========

   The accompanying notes are an integral part of these financial statements.

                      AZTAR CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1: GENERAL

  The consolidated financial statements reflect all adjustments, such adjustments being normal recurring accruals, which are necessary, in the opinion of management, for the fair presentation of the results of the interim periods; interim results, however, may not be indicative of the results for the full year.

  The notes to the interim consolidated financial statements are presented to enhance the understanding of the financial statements and do not necessarily represent complete disclosures required by generally accepted accounting principles. The interest that was capitalized during the quarters ended 1996 and 1995 was $1,543,000 and $1,189,000, respectively. Capitalized preopening costs, included in deferred charges and other assets, were $452,000 at March 28, 1996. There were no capitalized preopening costs at December 28, 1995. Capitalized costs related to various development projects, included in deferred charges and other assets, were $1,501,000 and $1,458,000 at March 28, 1996 and December 28, 1995, respectively. For additional information regarding significant accounting policies, long-term debt, lease obligations, and other matters applicable to the Company, reference should be made to the Company's Annual Report to Shareholders for the year ended December 28, 1995.

NOTE 2: INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED PARTNERSHIP

  Following are summarized operating results for the Company's unconsolidated partnership, accounted for using the equity method for the periods ended March 28, 1996 and March 30, 1995 (in thousands):

                                                                FIRST QUARTER
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
  Revenues.................................................... $ 4,155  $ 4,389
  Operating expenses..........................................    (684)    (684)
                                                               -------  -------
  Operating income............................................   3,471    3,705
  Interest expense............................................  (1,420)  (1,694)
                                                               -------  -------
    Net income................................................ $ 2,051  $ 2,011
                                                               =======  =======

NOTE 3: OTHER LONG-TERM LIABILITIES

  At March 28, 1996 and December 28, 1995, other long-term liabilities consisted of (in thousands):

                                                               1996     1995
                                                              -------  -------
  Accrued rent expense....................................... $12,816  $13,043
  Obligation to City of Evansville and other civic and
   community organizations...................................   9,738   13,400
  Deferred compensation and retirement plans.................   9,893    9,739
  Las Vegas Boulevard beautification assessment..............     522      535
  Deferred income............................................     154      154
                                                              -------  -------
                                                               33,123   36,871
  Less current portion.......................................  (4,104)  (6,172)
                                                              -------  -------
                                                              $29,019  $30,699
                                                              =======  =======

                      AZTAR CORPORATION AND SUBSIDIARIES

NOTE 4: INCOME TAXES

  The Company is responsible, with certain exceptions, for the taxes of Ramada through December 20, 1989. The Internal Revenue Service has completed its examination of the income tax returns for the years 1986 and 1987. Ramada has signed a partial agreement for those two years and has filed a petition with the U.S. Tax Court for two remaining issues. Management expects those two issues to be resolved on satisfactory terms prior to trial. The Internal Revenue Service is examining the income tax returns for the years 1988 through 1993. The New Jersey Division of Taxation is examining the income tax returns for the years 1986 through 1989. Management believes that adequate provision for income taxes and interest has been made in the financial statements. In connection with the Internal Revenue Service examinations of the years 1986 through 1989, management has been conservative in providing for amounts that could be due upon settlement. It is reasonably possible that these examinations could be favorably settled in the near term.

  Gross deferred tax assets are reduced by a valuation allowance. The December 29, 1994 valuation allowance was reduced during the 1995 first quarter which caused a decrease in income tax expense of $263,000.

NOTE 5: NET INCOME PER SHARE

  Net income per common and common equivalent share is computed based on the weighted average number of common shares outstanding after consideration of the dilutive effect of restricted stock and stock options. Net income per common share, assuming full dilution, is computed based on the weighted average number of common shares outstanding after consideration of the dilutive effect of restricted stock, stock options and the assumed conversion of the preferred stock at the stated rate. Net income for both computations is adjusted for dividends on the preferred stock.

NOTE 6: CONTINGENCIES AND COMMITMENTS

  The Company agreed to indemnify Ramada against all monetary judgments in lawsuits pending against Ramada and its subsidiaries as of the conclusion of the restructuring of Ramada (the "Restructuring") on December 20, 1989, as well as all related attorneys' fees and expenses not paid at that time, except for any judgments, fees or expenses accrued on the hotel business balance sheet and except for any unaccrued and unreserved aggregate amount up to $5,000,000 of judgments, fees or expenses related exclusively to the hotel business. Aztar is entitled to the benefit of any crossclaims or counterclaims related to such lawsuits and of any insurance proceeds received. In addition, the Company agreed to indemnify Ramada for various lease guarantees made by Ramada relating to the restaurant business conducted through its Marie Callender Pie Shops, Inc. subsidiary. In connection with these matters, the Company has an accrued liability of $3,938,000 and $3,941,000 at March 28, 1996 and December 28, 1995, respectively.

  The Company is a party to various other claims, legal actions and complaints arising in the ordinary course of business or asserted by way of defense or counterclaim in actions filed by the Company. Management believes that its defenses are substantial in each of these matters and that the Company's legal posture can be successfully defended without material adverse effect on its consolidated financial statements.

  The Tropicana lease agreement contains a provision that requires the Company to maintain an additional security deposit with the lessor of approximately $21,251,000 in cash or a letter of credit if the Tropicana operation fails to meet certain financial tests. This requirement was waived at March 28, 1996. The Company has a 50% partnership interest in the lessor.

                      AZTAR CORPORATION AND SUBSIDIARIES

  The Company has severance agreements with certain of its senior executives. Severance benefits for three of the executives consist of, among other things, a lump-sum cash payment equal to twice the sum of the executive's annual base salary plus twice the average of the executive's annual bonuses awarded in the three years preceding termination of employment, payment of the value in their outstanding stock options and vesting and distribution of any restricted stock. Certain other executives would receive a lump-sum cash payment equal to their annual base salary plus a three-year average of their annual bonus, plus the other described benefits. Some of the executives would receive a lump-sum cash payment equal to their base salary. In certain agreements, the termination must be as a result of a change in control of the Company. Based upon current salary levels and stock options, the aggregate commitment under the severance agreements should all these executives be terminated is approximately $16,700,000 as of March 28, 1996.

  The Company had commitments for the purchase of property and equipment of approximately $60,000,000 at March 28, 1996.

Aztar prospectus inside back cover

Casino Aztar (Caruthersville, Missouri): caption

The Casino Aztar Caruthersville riverboat casino on the Mississippi River in southeastern Missouri serves the market of Missouri, Tennessee and Arkansas.

Ramada Express Hotel and Casino (Laughlin, Nevada): caption

Ramada Express Hotel and Casino, recently expanded to over 1,500 rooms and 50,000 square feet of casino space, is one of the largest properties in the Laughlin, Nevada market.

NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   3
Incorporation of Certain Documents by Reference...........................   3
Prospectus Summary........................................................   5
Risk Factors..............................................................  11
Use of Proceeds...........................................................  15
Price Range of Common Stock...............................................  15
Dividend Policy...........................................................  15
Capitalization............................................................  16
Management's Discussion and Analysis of Results of Operations and
 Financial Condition......................................................  17
Regulation................................................................  27
Description of Capital Stock..............................................  38
Certain United States Federal Tax Consequences to Non-United States
 Holders..................................................................  43
Underwriting..............................................................  45
Experts...................................................................  46
Legal Matters.............................................................  46
Index to Consolidated Financial Statements................................ F-1

6,000,000 SHARES

AZTAR CORPORATION

COMMON STOCK
($.01 PAR VALUE)

[LOGO OF AZTAR CORPORATION]
SALOMON BROTHERS INC

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION

MONTGOMERY SECURITIES

DEAN WITTER REYNOLDS INC.
PROSPECTUS

DATED              , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.

                                                                    AMOUNT(1)
                                                                    ---------
   Securities and Exchange Commission Registration Fee.............  $28,255
   New York Stock Exchange (NYSE) Registration Fee.................   24,150
   National Association of Securities Dealers, Inc. (NASD) filing
    fee............................................................    8,694
   Printing and Engraving Expenses.................................         (2)
   Blue Sky Fees and Expenses (including counsel fees).............         (2)
   Legal Fees and Expenses.........................................         (2)
   Accounting Fees and Expenses....................................         (2)
   Transfer Agent Fees and Expenses................................         (2)
   Miscellaneous...................................................         (2)
                                                                     -------
   Total                                                             $
                                                                     =======

- --------
(1) All expenses are estimated, except the registration, NASD and NYSE fees.
(2) To be provided by amendment.

ITEM 15. Indemnification of Directors and Officers.

  The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") provides that any person may be indemnified by a Delaware corporation against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit, or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee, or agent of the corporation. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

  The Company's Restated Certificate of Incorporation provides that directors of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation theories expressly not permitted under the DGCL, as amended from time to time.

  The Company's Restated Certificate of Incorporation also provides for indemnification of each director and officer who was or is a party or is threatened to be made a party to any action, suit or proceeding by virtue of his or her position as a director or officer to the fullest extent authorized or permitted by the DGCL, as amended from time to time. In addition, the Registrant has indemnification agreements with its directors and executive officers and has insurance policies that provide liability coverage to directors and officers while acting in that capacity.

ITEM 16. Exhibits and Financial Statement Schedules.

EXHIBITS

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  1.1*   Form of Underwriting Agreement between the Company, Salomon Brothers
         Inc, Donaldson, Lufkin & Jenrette Securities Corporation, Montgomery
         Securities and Dean Witter Reynolds Inc., as representatives of the
         Underwriters (the "Underwriting Agreement").
  4.1    Rights Agreement between the Company and First Interstate Bank of
         Arizona, N.A. as Rights Agent, filed as Exhibit 4.1 to the Company's
         Registration Statement No. 33-51008 and incorporated herein by reference.
  5*     Legal Opinion of Skadden, Arps, Slate, Meagher & Flom.
 23.1**  Consent of Coopers & Lybrand L.L.P.
 23.2*   Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit 5).
 24**    Power of Attorney.

- --------

*  Filed herewith.

** Previously filed.

ITEM 17. Undertakings.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on July 1, 1996.

                                          AZTAR CORPORATION

                                          By:
                                                         *
                                            ___________________________________
                                                      Paul E. Rubeli
                                                  Chairman, President and
                                                  Chief Executive Officer


  Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURES                          TITLE                    DATE
             ----------                          -----                    ----

                 *                   Chairman, President and          July 1, 1996
____________________________________ Chief Executive Officer
           Paul E. Rubeli            (Director and Principal
                                     Executive Officer)

                 *                   Director                         July 1, 1996
____________________________________
           John B. Bohle

                 *                   Director                         July 1, 1996
____________________________________
          Edward M. Carson

                 *                   Director                         July 1, 1996
____________________________________
          A. Sam Gittlin

       /s/ Robert M. Haddock         Executive Vice President and     July 1, 1996
____________________________________ Chief Financial Officer
           Robert M. Haddock         (Director and Principal
                                     Financial Officer)

                 *                   Director                         July 1, 1996
____________________________________
        John R. Norton, III

                 *                   Director                         July 1, 1996
____________________________________
          Robert S. Rosow

             SIGNATURES                          TITLE                    DATE
             ----------                          -----                    ----


                 *                   Director                         July 1, 1996
____________________________________
           Richard Snell

                 *                   Director                         July 1, 1996
____________________________________
       Vesta Valentine Temen

                 *                   Director                         July 1, 1996
____________________________________
         Terence W. Thomas

                 *                   Controller (Principal            July 1, 1996
____________________________________ Accounting Officer)
         Meridith P. Sipek

*By: /s/ Robert M. Haddock
     -----------------------------------
     Robert M. Haddock, attorney-in-fact